Filed Pursuant to Rule 424(b)(5)
Registration No. 333-188110

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 13, 2013)

ABRAXAS PETROLEUM CORPORATION

10,000,000 Shares

Common Stock

We are offering 10,000,000 shares of our common stock. Our common stock is listed on The NASDAQ Stock Market under the symbol “AXAS.” The last reported sale price of our common stock on June 18, 2014 was $5.42 per share.

Investing in our common stock involves risks. See “Risk Factors” on page S-12 of this prospectus supplement, on page 2 of the accompanying prospectus and in our reports filed with the Securities and Exchange Commission which are incorporated by reference herein for a description of various risks you should consider in evaluating an investment in our shares.

	Public Offering Price	Underwriting Discounts and Commissions(1)	Proceeds, Before Expenses, to Us
Total	$50,000,000	$3,000,000	$47,000,000
Per Share	$5.00	$0.30	$4.70

(1)	Please read “Underwriting” for a description of all underwriting compensation payable in connection with this offering.

The underwriters may also purchase up to an additional 1,500,000 shares of common stock from us at the public offering price above, less underwriting discounts and commissions, within 30 days of the date of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities described herein or determined if this prospectus supplement or accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about June 24, 2014 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Stephens Inc.	Canaccord Genuity	Baird

Senior Co-Manager

Global Hunter Securities

Co-Managers

Johnson Rice & Company L.L.C.	Ladenburg Thalmann	SunTrust Robinson Humphrey

Euro Pacific Capital	KLR Group, LLC	SOCIETE GENERALE

The date of this prospectus supplement is June 18, 2014

Prospectus Supplement

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common stock, adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement. The second part, the accompanying prospectus, including the documents incorporated by reference, provides more general information about the securities we may offer from time to time, some of which may not apply to this offering. The accompanying prospectus was filed as part of our registration statement on Form S-3 (Registration No. 333-188110) with the Securities and Exchange Commission (the “SEC”) on May 31, 2013. Generally, when we use the term prospectus, we are referring to both parts of this document combined. We urge you to carefully read this prospectus supplement, the information incorporated by reference, the accompanying prospectus, and any free writing prospectus that we authorize to be distributed to you before buying any of the securities being offered under this prospectus supplement. This prospectus supplement may supplement, update, or change information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with statements made in the accompanying prospectus or any documents incorporated by reference herein or therein, the statements made in this prospectus supplement will be deemed to modify or supersede those made in the accompanying prospectus and such documents incorporated by reference herein and therein.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus and in any written communication from us or the underwriters, including any free writing prospectus. We and the underwriters have not authorized anyone to provide you with different information. We and the underwriters are not making an offer of these securities in any state where the offer or sale is not permitted. In making an investment decision, prospective investors must rely on their own examination of us and the terms of the offering, including the merits and risks involved. None of Abraxas Petroleum Corporation, the underwriters or any of their respective representatives is making any representation to you regarding the legality of an investment decision in our common stock by you under applicable laws. You should not assume that the information provided by this prospectus supplement, the accompanying prospectus, or the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus is accurate as of any date other than its respective date. Our business, financial condition, results of operations, and prospects may have changed since those dates.

Before you invest in our common stock, you should carefully read the registration statement (including the exhibits thereto) of which this prospectus supplement and the accompanying prospectus form a part, as well as this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The incorporated documents are described in this prospectus supplement under the heading “Where You Can Find More Information.”

When used in this prospectus supplement, the terms “Abraxas,” the “Company,” “we,” “our” and “us” refer to Abraxas Petroleum Corporation and its subsidiaries, unless otherwise indicated or the context otherwise requires. We have provided definitions for some of the oil and gas industry terms used in this prospectus supplement in the section entitled “Glossary of Terms.”

S-ii

FORWARD-LOOKING INFORMATION

We make forward-looking statements throughout this prospectus supplement, the accompanying prospectus and the documents included or incorporated by reference. Whenever you read a statement that is not a statement of historical fact (such as statements including words like “believe,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “estimate,” “could,” “potentially” or similar expressions), you must remember that these are forward-looking statements, and that our expectations may not be correct, even though we believe they are reasonable. The forward-looking information contained in this prospectus supplement, the accompanying prospectus or in the documents included or incorporated by reference is generally located in the material set forth under the headings “Prospectus Supplement Summary,” “Risk Factors,” “Business,” “Properties” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” but may be found in other locations as well. These forward-looking statements generally relate to our plans and objectives for future operations and are based upon our management’s reasonable estimates of future results or trends. The factors that may affect our expectations regarding our operations include, among others, the following:

•	the prices we receive for our production and the effectiveness of our hedging activities;

•	our success in development, exploitation and exploration activities;

•	the availability of capital;

•	our ability to make planned capital expenditures;

•	declines in our production of oil and gas;

•	our ability to procure services and equipment for our drilling and completion activities;

•	our restrictive debt covenants;

•	political and economic conditions in oil producing countries, especially those in the Middle East;

•	price and availability of alternative fuels;

•	our acquisition and divestiture activities;

•	weather conditions and events;

•	the proximity, capacity, cost and availability of pipelines and other transportation facilities; and

•	other factors discussed elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein.

Except as otherwise required by law, we disclaim any duty to update any forward-looking statements, all of which are qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus supplement. See also “Where You Can Find More Information.”

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary provides a brief overview of information contained elsewhere in or incorporated by reference into this prospectus supplement and the accompanying prospectus. Because it is abbreviated, this summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read this entire prospectus supplement, the accompanying prospectus, any free writing prospectus distributed by us, as well as the financial statements and other information incorporated by reference into this prospectus supplement and the accompanying prospectus before making an investment decision, including the information presented under the headings “Risk Factors” and “Forward-Looking Information” in this prospectus supplement. All reserve information is derived from a reserve report prepared by DeGolyer and MacNaughton, an independent engineering firm, for approximately 99% of the PV-10 of our properties. The remaining reserve estimates were prepared by Abraxas personnel.

Overview

We are an independent energy company primarily engaged in the acquisition, exploration, development and production of oil and gas in the United States and Canada. At December 31, 2013, our estimated net proved reserves were 31.0 MMBoe, of which 44% were classified as proved developed, 74% were oil and NGLs and 94% of which (on a PV-10 basis) are operated by us. Our daily net production for the year ended December 31, 2013 was 4,298 Boepd, of which 64% was oil or liquids.

Our oil and gas assets are located in three operating regions in the United States (the Rocky Mountains, the Permian Basin and onshore Gulf Coast) and in the province of Alberta, Canada. The following table sets forth certain information related to our properties as of and for the year ended December 31, 2013:

				Estimated Net Proved Reserves		Net Production
	Gross Producing Wells	Average Working Interest	Total Net Acres	(MBoe)	% Oil/NGL	(MBoe)	% Oil/NGL
Rocky Mountain	777	11.69%	51,355	10,682.7	77.7%	708.9	77.9%
Mid-Continent (1)	—	—	—	—	—	16.4	14.5%
Permian Basin	212	75.06%	39,909	5,885.6	42.6%	403.8	46.8%
Onshore Gulf Coast	61	93.16%	12,177	14,179.4	84.9%	404.1	57.5%

Total United States	1,050	29.22%	103,441	30,747.7	74.3%	1,533.2	63.7%
Alberta Canada	9	100.00%	29,440	221.8	48.2%	35.7	63.5%

Total	1,059	29.82%	132,881	30,969.5	74.1%	1,568.9	63.7%

(1)	All Mid-Continent properties were sold in 2013.

Strategy

Our business strategy is to focus our capital and resources on our core operated basins, maintain financial flexibility and profitably grow production and reserves. Key elements of our business strategy include:

Focusing our capital and resources on our core operated basins. Our core basins consist of the Williston Basin (Bakken/Three Forks), onshore Gulf Coast (Eagle Ford shale), which primarily produce oil and liquids, and the Permian Basin and Powder River Basin, which primarily produce gas. Given the disparity that has existed during the past several years, and which continues currently, between oil and gas prices, the economics of drilling oil wells is far superior to drilling gas wells. As a result, approximately 94% of our 2014 estimated capital expenditures will be in our two primary oil basins, the Bakken/Three Forks in the Rocky Mountain region and the Eagle Ford in South Texas. The remainder of our capital will be used on leasehold acquisitions in these core basins. As part of our efforts to focus our property portfolio, we continually market assets we deem non-core. This includes assets with low working interests, assets that are non-operated and/or assets that fall outside of our four core basins. We anticipate that any proceeds from these asset sales will be used to reduce our indebtedness and/or redeployed into our core operating basins.

Maintaining financial flexibility. Our primary sources of capital are availability under our credit facility and cash flow from operations. Beginning in July 2012 and continuing through December 2013, we sought to sell our non-core, non-operated properties. We received net proceeds of approximately $149.1 million from these sales, which allowed us to reduce borrowings under our credit facility from approximately $137.0 million at November 30, 2012 to $33.0 million at December 31, 2013. At March 31, 2014, we had approximately $70.0 million of availability under our credit facility and for the year ended December 31, 2013 and three months ended March 31, 2014, we generated approximately $51.7 million and $9.9 million of cash flow from operations, respectively.

We seek to reduce the volatility of our cash flow from operations by maintaining a significant hedging profile. We intend to deploy our available capital in a cost-effective manner. For example, we exclusively utilize PAD development drilling with our drilling rig in the Williston Basin, which allows for the drilling of up to four wells before completion operations begin. We believe this leads to substantial cost savings and efficiencies, as well as superior well performance. We also seek to operate a high percentage of our properties, which allows us to better control costs. At December 31, 2013, we operated properties comprising 94% of our proved developed reserves.

Profitably grow production and reserves. We have a substantial, low-decline legacy production base as evidenced by our over 21-year reserve life at December 31, 2013. Our capital is currently being deployed primarily into unconventional oil assets with relatively predictable production profiles. Because these wells have steep initial decline curves, the economics of these oil wells are highly dependent on both near-term commodity prices and strong operational cost control. Our cost control in all of our operated positions contributes to our history of adding low cost barrels to our production base. As evidence of production growth not being an objective, but rather the outcome of sound investment decisions, we have achieved 65% liquids growth since the first quarter of 2010 despite relatively stagnant absolute volume growth.

Our Competitive Strengths

Our management has a proven acquisition and development track record. Our executive officers average over 30 years of experience in the oil and gas industry and have demonstrated a successful track record of acquiring, developing and exploiting assets in areas where our properties are located.

We are proven operators. Our CEO, Robert L.G. Watson, founded Abraxas in 1977 and has assembled an experienced operating and technical team. Abraxas prides itself on its in house expertise specifically focused on horizontal drilling, geo-steering and hydraulic fracturing.

Exposure to oil focused resource plays. We hold core acreage positions in the Bakken/Three Forks and Eagle Ford. We believe our assets in these plays are characterized by low geological risk and repeatable drilling opportunities that we expect will result in a predictable production growth profile. Our portfolio is liquids-focused, with oil and NGLs representing 74% of our proved reserves as of December 31, 2013.

Conservative capital structure. After giving effect to this offering and the application of the net proceeds therefrom, we expect to have approximately $128.2 million of available borrowing capacity under our credit facility. We will seek to maintain financial flexibility to allow us to actively pursue our drilling, development and exploration activities across our portfolio and maximize the present value of our oil-weighted resource potential.

Operating control over the majority of our asset portfolio. As of December 31, 2013, we operated approximately 94% of our estimated proved reserves. We believe that our high level of operational control enables us to develop our resource base in an efficient and cost-effective manner. In addition, our operated positions are held by production, which enables us to better manage the pace of development and allocate our capital expenditures to our highest return projects.

Properties

Our properties are located in the Rocky Mountain, Permian Basin and onshore Gulf Coast regions of the United States and in the province of Alberta, Canada.

Rocky Mountain – Williston Basin—Bakken/Three Forks

We acquired our leasehold position in the Williston Basin principally through a producing property acquisition in January 2008 from St. Mary Land & Exploration, now known as SM Energy Company. In August 2013, we divested the majority of our non-operated interests in the Bakken/Three Forks play for $35.3 million. In November 2013, we divested additional non-core operated acreage in McKenzie County, North Dakota and Richland County, Montana for $10.6 million. Our current position consists of 4,457 net acres, most of which is focused on our North Fork and Lillibridge prospects in McKenzie County, North Dakota. We intend to continue to acquire long-term leases in areas in which we own a concentrated interest, or in drilling units where we can increase our working interest relatively inexpensively.

Through May 2014, we have drilled and completed 16 wells on our North Fork and Lillibridge prospects. At current spacing, we believe we have an additional 17 wells that can be drilled. We are currently in the process of drilling a four-well Middle Bakken downspacing test on our Ravin West pad. Abraxas’ budget for 2014 currently includes $54.5 million for up to eight gross operated horizontal wells targeting the Bakken/Three Forks formation. Gross drilling and completion costs for a horizontal well in this formation are estimated at $8.5 million and, based on our independent reserve report, net ultimate estimated recoveries are 434 MBoe (77% oil).

Gulf Coast – Eagle Ford

Abraxas acquired the majority of its original leasehold position in the Eagle Ford through our legacy activity targeting the Edwards formation in DeWitt and Lavaca Counties, Texas.

Initial Properties. In August 2010, we entered into a joint venture with Rock Oil to develop interests in the Eagle Ford play in South Texas. Abraxas drilled the joint venture’s first well in the fall of 2010 in Dewitt County, Texas. The joint venture subsequently acquired more acreage and drilled its first well in McMullen County in 2011 – the first well in Abraxas’ successful WyCross development. Abraxas received $6.0 million in cash, a 100% working interest at Yoakum and Jourdanton and a 25% working interest at WyCross and Nordheim in connection with the joint venture’s dissolution in August 2012. Late in 2012, we monetized our Nordheim (Dewitt County) assets for net proceeds of $18.8 million and added a rig to start a development program on the WyCross assets. In late 2013, our former partner sold its Wycross interests to a third party which had the right to take over operations. As a non-operated property, this asset became non-core to us and we monetized our interest in December 2013 for proceeds of $73 million.

In 2014, Abraxas has been actively acquiring leases and focusing on three core prospects in the Eagle Ford: the Cave Prospect, Dilworth East Prospect and Jourdanton Prospect.

Cave Prospect. The Cave Prospect consists of approximately 411 net acres in McMullen County, Texas on which Abraxas holds a 100% working interest. Abraxas acquired the leases in 2013 based on a geologic interpretation of the area that showed that the area was analogous to the WyCross prospect. In December 2013, Abraxas spud its first well on the Cave Prospect, the Dutch 2H. The well exhibited very strong performance, averaging 1,093 boepd (924 barrels of oil per day, 1,012 mcf of gas per day) over its first 30 full days of production. Given the strong well performance of the Dutch 2H, Abraxas elected to drill the Dutch 1H, which is currently being fracture stimulated. Abraxas’ budget for 2014 currently includes $46.3 million for four gross operated horizontal wells targeting the Cave prospect. Gross drilling and completion costs for a horizontal well are estimated at $11.1 million and, based on our independent reserve report, net ultimate estimated recoveries are 584 MBoe (83% oil).

Dilworth East Prospect. The Dilworth East Prospect consists of approximately 440 net acres in McMullen County, Texas on which Abraxas holds a 100% working interest. Abraxas acquired a 440 acre lease in 2013 based on a strong geologic interpretation of the area. Abraxas completed its first well on the Dilworth East Prospect, the R. Henry 2H, in June 2014. Abraxas’ budget for 2014 currently includes $16.5 million for up to two gross operated horizontal wells targeting the Dilworth East Prospect. Gross drilling and completion costs for a horizontal well are estimated at $8.5 million and, based on our independent reserve report, net ultimate estimated recoveries are 286 MBoe (42% oil).

Jourdanton Prospect. The Jourdanton Prospect consists of approximately 7,433 net acres in Atascosa County, Texas on which Abraxas holds a 100% working interest. Abraxas acquired the leases beginning in 2010, targeting an analogous geologic environment to a competitor’s leasehold in the Karnes trough, which exhibited very strong well performance and sits in the up-dip portion of the Eagle Ford between two faults, known as a graben, where the Eagle Ford is thicker. In 2011, the prospect was part of a joint venture, which drilled its first well, the Grass Farms 1H. The well exhibited a modest 30-day production rate of around 100 boepd and the joint venture chose to focus its efforts in other areas of the Eagle Ford. As a result of the dissolution, Abraxas acquired a 100% working interest across the acreage and elected to shoot 3D seismic. After interpreting the 3D seismic data, it was determined that the Grass Farms 1H crossed a fault and was actually not in zone. Abraxas then elected to drill a second well at Jourdanton to fully test the concept in the Blue Eyes 1H. The Blue Eyes was completed in December 2013 and averaged 527 boepd over its highest 30 days of production. Abraxas then drilled and completed the Snake Eyes 1H, Spanish Eyes 1H, and Eagle Eyes 1H. The Snake Eyes averaged 759 boepd (701 barrels of oil per day, 343 mcf of gas per day) over the wells highest 30 full days of production. The Spanish Eyes 1H averaged 203 boepd (190 barrels of oil per day, 81 mcf of gas per day) over the well’s highest 30 days of production. The Eagle Eyes 1H averaged 221 boepd (204 barrels of oil per day, 102 mcf of gas per day) over the well’s most recent 23 days of production. Abraxas has approximately 90 net locations at current spacing remaining to be drilled on the Jourdanton Prospect. Abraxas’ budget for 2014 currently includes $62 million for up to eight gross operated horizontal wells targeting the Jourdanton Prospect. Gross drilling and completion costs for a horizontal well are estimated at $7.5 million and, based on our independent reserve report, net ultimate estimated recoveries are 296 MBoe (87% oil).

Powder River Basin – Turner

Abraxas holds approximately 21,733 net acres in the Powder River Basin. Development to date has been focused primarily on the Turner formation. In March 2012, Abraxas completed the Hedgehog 2H on the Porcupine Prospect, which has been a very strong performer, as evidenced by its cumulative production of 198 MBoe (29% oil) over its first 23 months. We have approximately 50 gross (13.1 net) probable locations to drill in the Porcupine Prospect. Our budget for 2014 does not allocate any capital to the Powder River Basin-Turner formation.

Legacy Properties – Permian Basin and Williston Basin. Abraxas has a substantial base of conventional legacy oil and gas assets primarily in the Permian Basin of Texas and Williston Basin in North Dakota. Our legacy properties in the Permian Basin region are primarily located in two sub-basins, the Delaware Basin and the Eastern Shelf. In the Delaware Basin, our wells are located in Pecos, Reeves, and Ward Counties, Texas and produce oil and gas from multiple stacked formations from the Bell Canyon at 5,000 feet down to the Ellenburger at 16,000 feet. In the Eastern Shelf, our wells are principally located in Coke, Scurry, Mitchell and Nolan Counties, Texas and produce oil and gas from the Strawn Reef formation at 5,000 to 7,500 feet and oil from the shallower Clearfork formation at depths ranging from 2,300 to 3,300 feet. On our legacy properties in the Williston Basin, our wells are principally located in North Dakota and Montana and produce oil and gas from the Madison, Duperow and Red River from 7,000 to 16,000 feet.

At December 31, 2013, Abraxas owned an interest in 1,059 gross (316 net) wells, for an average working interest of 29.8%. Abraxas’ estimated net proved reserves were 31.0 MMBoe at December 31, 2013, of which 44% were classified as proved developed and 74% were oil or liquids. Abraxas’ net production for the year ended December 31, 2013 was 1,569 MBoe, or 4,298 Boepd, of which 64% was oil or liquids and its net production for the three months ended March 31, 2014 was 377 MBoe, or 4,189 Boepd, of which 71% was oil or liquids.

During 2013, we sold certain properties, principally non-core, non-operated assets, to generate cash for debt repayment and to accelerate our drilling program. We sold properties for total net proceeds of approximately $127.5 million to numerous buyers at various auctions and in several marketed transactions. In total, these properties produced approximately 1,100 Boepd as of the effective date of each transaction, and had approximately 9.1 million Boe of proved reserves at December 31, 2012. The net proceeds were used to repay outstanding borrowings under the Company’s credit facility, to accelerate capital expenditures primarily in the Bakken and Eagle Ford regions and for general corporate purposes.

For more information on our business and properties, please refer to our Annual Report on Form 10-K for the year ended December 31, 2013, which we refer to as our 2013 10-K, which is incorporated by reference in this prospectus supplement.

2014 Budget

We set our initial 2014 capital expenditure budget in December 2013 at $105 million, an 11% increase over 2013. In March 2014, we increased this capital expenditure budget to $125 million to drill an incremental six wells at our Jourdanton prospect as well as for additional leasing in the Eagle Ford. In June 2014, we increased our capital expenditure budget to $160 million to drill an incremental three wells in the Eagle Ford. The recent increase in the borrowing base under our credit facility to $162.5 million enabled our board to increase our capital budget for 2014 to $190 million. While we believe we can fund our capital budget with borrowings under our credit facility and cash flow from our operations, among other potential sources of capital, in order to maintain our conservative capital structure, we expect to use the net proceeds from this offering, borrowings under our credit facility and cash flow from operations to fund our capital expenditures. We intend to accelerate our 2014 drilling program on both our Bakken and Eagle Ford properties, as well as add leased acreage in the Eagle Ford.

The 2014 capital expenditure budget is subject to change depending upon a number of factors, including the availability of drilling equipment and personnel, economic and industry conditions at the time of drilling, prevailing and anticipated prices for oil and gas, the availability of sufficient capital resources for drilling prospects, our financial results, the availability of leases on reasonable terms and our ability to obtain permits for drilling locations. Our 2014 capital expenditures budget is as follows (in millions):

Year Ending
December 31, 2014
(in millions)
Williston Basin/Bakken/Three Forks	$54.5
Gulf Coast/Eagle Ford	125.0
Other/Leasing	10.5

Total	$190.0

Recent Developments

Eagle Ford Activity. Abraxas’ board of directors recently approved an increase in the Company’s 2014 capital budget to $190 million. The increase in the capital budget (a total of $65 million since January 2014) will be used to maintain a one rig program for the remainder of 2014 in the Eagle Ford and for additional Eagle Ford acreage acquisitions. The current plan includes drilling the remaining two wells on the company’s Cave prospect, drilling one additional well on the company’s Dilworth East prospect and drilling three additional wells on the company’s Jourdanton prospect.

Financial Update. Abraxas’ lenders recently increased the borrowing base of our credit facility to $162.5 million from $130 million. In connection with this redetermination, the existing credit facility terms were modified to extend the maturity to June 30, 2018, reduce the interest rate by 50 basis points across the usage grid and reduce the commitment fees to 37.5 basis points when utilization is less than 50%.

THE OFFERING

Common stock offered by us	10,000,000 shares; 11,500,000 shares if the underwriters exercise in full their option to purchase additional shares

Common stock to be outstanding after this offering	103,830,736 shares; 105,330,736 shares if the underwriters exercise in full their option to purchase additional shares

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $46.7 million after deducting underwriting discounts and commissions and estimated offering expenses, or approximately $53.8 million if the underwriters exercise the option in full to purchase additional shares. We intend to use the net proceeds from this offering (including any proceeds from the exercise of the underwriters’ option to purchase additional shares) to accelerate our 2014 drilling program on both our Bakken and Eagle Ford properties, acquire additional leased acreage primarily in the Eagle Ford, repay indebtedness outstanding under our credit facility and for general corporate purposes. See “Use of Proceeds” included elsewhere in this prospectus supplement.

NASDAQ Stock Market Symbol	AXAS

Dividend policy	We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. In addition, our credit facility prohibits us from paying dividends and making other distributions.

Risk factors	We are subject to a number of risks that you should carefully consider before deciding to invest in our common stock. These risks are discussed more fully in “Risk Factors” in this prospectus supplement, the prospectus and the documents incorporated by reference in this prospectus supplement, as the same may be updated in our reports filed with the SEC.

The number of shares to be outstanding after this offering is based on 93,830,736 shares of our common stock outstanding as of June 18, 2014 and excludes 6,038,006 shares that may be issued pursuant to outstanding stock options (of which 4,104,565 shares were vested at June 18, 2014).

Unless otherwise indicated, the information in this prospectus supplement assumes that the underwriters will not exercise their option to purchase additional shares.

Summary Financial Data

The following table presents summary historical financial data for the periods and as of the dates indicated. The following table should be read in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements and related notes appearing in our 2013 10-K and our Quarterly Report on Form 10-Q for the three months ended March 31, 2014, each of which is incorporated by reference into this prospectus supplement. The summary historical financial data as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 have been derived from the audited consolidated financial statements of Abraxas incorporated by reference in this prospectus supplement. The summary historical financial data as of December 31, 2011 has been derived from the audited consolidated financial statements of Abraxas, which are not included or incorporated by reference in this prospectus supplement. The summary historical financial data as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 are derived from the unaudited condensed consolidated financial statements incorporated by reference in this prospectus supplement. Our financial condition and results of operations include all of our subsidiaries. Our historical results are not necessarily indicative of results that may be expected for any future period.

	Historical
	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
				(unaudited)
	(In thousands, except per share data)
Total operating revenue	$64,622	$68,573	$94,331	$21,196	$25,893
Operating Cash and Expenses:
Lease operating and production taxes	21,581	24,806	25,361	6,462	5,892
Production taxes	5,766	6,613	8,510	1,927	2,204
Depreciation, depletion and amortization	16,194	23,016	26,632	6,509	7,635
Impairment	—	19,774	6,025	—	—
General and administrative	9,433	10,712	12,876	2,530	2,823
Other income (expense):
Net interest expense	4,891	5,516	4,577	1,207	608
Amortization of deferred financing fees	1,762	937	1,367	333	348
(Gain) loss on sale of properties	—	—	(33,377)	—	—
Realized loss on derivative contracts	676	459	5,035	925	734
Unrealized loss (gain) on derivative contracts	(7,476)	(2,669)	(2,561)	621	945
Earnings from equity method investment	(2,187)	(2,207)	—	—	—
Other	316	97	539	87	—

Income (loss) before income tax	$13,666	$(18,481)	$39,347	$595	$4,704
Income tax benefit (expense)	77	(310)	(700)	—	—

Net income (loss)	$13,743	$(18,791)	$38,647	$595	$4,704
Net income (loss) per common share:
Basic	$0.15	$(0.20)	$0.42	$0.01	$0.05
Diluted	$0.15	$(0.20)	$0.41	$0.01	$0.05

	Historical
	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(In thousands)			(unaudited)
Cash flow data:
Net cash provided by operating activities	$24,495	$51,375	$51,654	$9,913	$2,424
Net cash used in investing activities	(70,555)	(47,003)	32,486	(17,773)	(33,937)
Net cash provided by (used in) financing activities	45,966	(2,311)	(81,014)	5,953	26,656

	Historical
	At December 31,			At March 31, 2014
	2011	2012	2013
	(In thousands)			(unaudited)
Consolidated Balance Sheet Data:
Working capital (deficit) (1)	$(14,404)	$(27,391)	$(38,401)	$(31,970)
Total assets	241,150	240,607	223,650	237,514
Current maturities of long-term debt	181	657	2,142	2,158
Long-term debt	126,258	124,101	41,790	68,404
Stockholders’ equity (deficit)	62,651	46,700	86,906	92,033

(1)	Working capital deficit excludes current hedging assets of $11,416 thousand, $41 thousand, $85 thousand and $218 thousand for 2011, 2012, 2013 and the three months ended March 31, 2014, respectively. Excludes current hedging liabilities of $11,640 thousand, $3,462 thousand, $2,728 thousand and $2,860 thousand for 2011, 2012, 2013 and the three months ended March 31, 2014, respectively. Excludes current maturities of long term debt of $181 thousand, $657 thousand, $2,142 thousand and $2,158 thousand for 2011, 2012, 2013 and the three months ended March 31, 2014, respectively.

Summary Operating and Reserve Data

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
Production:
Oil (MBbl)	540	644	850	190	232
Gas (MMcf)	4,222	4,097	3,421	945	646
NGL (MBbl)	28	111	149	32	37

Total (MBoe)(1)	1,272	1,437	1,569	379	377
Average Daily Production (Boepd)	3,484	3,926	4,298	4,216	4,189
Average Sales Price (2):
Oil ($/Bbl)	$89.06	$85.11	$91.71	$90.62	$90.18
Gas ($/Mcf)	3.58	2.36	3.25	3.02	5.03
NGL ($/Bbl)	50.08	36.57	34.85	34.88	44.85

Oil Equivalents ($/Boe)	$50.81	$47.67	$60.09	$55.77	$68.57
Expenses (per Boe):
Lease operating expenses	$16.97	$17.26	$16.16	$17.03	$15.63
Production tax expense	4.53	4.60	5.42	5.08	5.85
General and administrative (excl. stock based compensation)	5.85	6.00	6.86	5.42	6.32
Depreciation and amortization expense	12.73	16.02	16.98	17.15	20.25

	As of December 31,
	2011	2012	2013
Reserve Data:
Oil (MBbl)	12,650	17,342	20,914
Gas (MMcf)	72,075	61,184	48,109
NGL (MBbl)	1,570	2,615	2,037
Total (MBoe)	26,232	30,152	30,970
Proved Developed as a % of total	57%	50%	44%
PV-10 (in thousands) (3)	$298,001	$316,862	$425,235
Standardized measure (in thousands)	$269,082	$278,145	$340,985

(1)	Oil and gas were combined by converting gas to a Boe equivalent on the basis of 6 Mcf of gas to 1 Bbl of oil.
(2)	Before realized gain (loss) on derivative contracts.
(3)	PV-10 is considered a non-GAAP financial measure under SEC regulations. For a reconciliation of PV-10 to the Standardized Measure, see “Reconciliation of Standardized Measure to PV-10” below

Reconciliation of Standardized Measure to PV-10

PV-10 is the estimated present value of the future net revenues from our proved oil and gas reserves before income taxes discounted using a 10% discount rate. PV-10 is considered a non-GAAP financial measure under SEC regulations because it does not include the effects of future income taxes, as is required in computing the standardized measure of discounted future net cash flows. We believe that PV-10 is an important measure that can be used to evaluate the relative significance of our oil and gas properties and that PV-10 is widely used by securities analysts and investors when evaluating oil and gas companies. Because many factors that are unique to each individual company impact the amount of future income taxes to be paid, we believe that the use of a pre-tax measure provides greater comparability of assets when evaluating companies. We believe that most other companies in the oil and gas industry calculate PV-10 on the same basis. PV-10 is computed on the same basis as the standardized measure of discounted future net cash flows but without deducting income taxes.

The following table provides a reconciliation of PV-10 to the standardized measure of discounted future net cash flows at December 31, 2011, 2012 and 2013:

	As of December 31,
	2011	2012	2013
PV-10 (in thousands)	$298,001	$316,862	$425,235
Present value of future income taxes discounted at 10% (in thousands)	(28,919)	(38,717)	(84,250)

Standardized measure (in thousands)	$269,082	$278,145	$340,985

RISK FACTORS

An investment in our common stock involves risk. You should carefully consider the following risk factors and the risk factors contained in the accompanying prospectus, as well as the risk factors included in Item 1A. “Risk Factors” in our 2013 10-K as updated by our subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, together with all other information contained in this prospectus supplement, the accompanying prospectus, and the documents incorporated herein and therein by reference in evaluating our business and prospects. The risks and uncertainties described in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference are not the only ones we face. Additional risks and uncertainties, other than those we describe in this prospectus supplement, the accompanying prospectus, and the documents incorporated herein and therein by reference, that are not presently known to us or that we currently believe are immaterial, may also impair our business operations. If any of those risks occur, our business, financial condition, and results of operations could be harmed, the trading price of our common stock could decline and you could lose all or part of your investment.

You will experience immediate dilution in the book value per share of the common stock you purchase. You will experience further dilution if we issue additional equity securities in future transactions.

Because the price per share of our common stock being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the offering price to the public of $5.00 per share, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $3.66 per share in the net tangible book value of the common stock. See the section entitled “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

We are currently authorized to issue 200,000,000 shares of common stock with such rights as determined by our board of directors. We may in the future issue previously authorized and unissued securities, resulting in the further dilution of the ownership interests of current stockholders. The potential issuance of any such additional shares of common stock may create downward pressure on the trading price of our common stock. We may also issue additional shares of common stock or other securities that are convertible into or exercisable for common stock for capital raising or other business purposes. Future sales of substantial amounts of common stock, or the perception that sales could occur, could have a material adverse effect on the price of our common stock.

We will not pay dividends on our common stock for the foreseeable future.

We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. In addition, our credit facility prohibits us from paying dividends and making other cash distributions.

Shares eligible for future sale may depress our stock price.

At June 18, 2014, we had 93,830,736 shares of common stock outstanding of which 6,990,950 shares were held by affiliates and, in addition, 6,038,006 shares of common stock were subject to outstanding options granted under stock option plans (of which 4,104,565 shares were vested at June 18, 2014).

All of the shares of common stock held by affiliates are restricted or control securities under Rule 144 promulgated under the Securities Act. The shares of common stock issuable upon exercise of stock options have been registered under the Securities Act. Sales of shares of common stock under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

The price of our common stock has been volatile and could continue to fluctuate substantially.

Our common stock is traded on The NASDAQ Stock Market. The market price of our common stock has been volatile. For example, during 2013, the closing market price of our common stock ranged from $1.93 to $3.96 per share. The market for our common stock is likely to continue to be volatile and could fluctuate substantially based on a variety of factors, including the following:

•	fluctuations in commodity prices;

•	variations in results of operations;

•	legislative or regulatory changes;

•	general trends in the oil and gas industry;

•	sales of common stock or other actions by our stockholders;

•	additions or departures of key management personnel;

•	commencement of or involvement in litigation;

•	speculation in the press or investment community regarding our business;

•	an inability to maintain the listing of our common stock on a national securities exchange;

•	market conditions; and

•	analysts’ estimates and other events in the oil and gas industry.

We may issue shares of preferred stock with greater rights than our common stock.

Subject to the rules of The NASDAQ Stock Market, our articles of incorporation authorize our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from holders of our common stock. Any preferred stock that is issued may rank ahead of our common stock in terms of dividends, priority and liquidation premiums and may have greater voting rights than our common stock. On March 16, 2010, our board of directors adopted a tax benefits preservation plan and declared a dividend of one preferred share purchase right for each outstanding share of our common stock. These rights become exercisable only if the plan is triggered by any person or group acquiring 4.9% or more of our outstanding common stock without our approval.

Anti-takeover provisions could make a third party acquisition of us difficult.

Our articles of incorporation and bylaws provide for a classified board of directors, with each member serving a three-year term, and eliminate the ability of stockholders to call special meetings or take action by written consent. Each of the provisions in our articles of incorporation, bylaws and our tax benefits preservation plan, could make it more difficult for a third party to acquire us without the approval of our board. In addition, the Nevada corporate statute also contains certain provisions that could make an acquisition by a third party more difficult. On March 16, 2010, our board of directors adopted a tax benefits preservation plan designed to preserve our substantial tax assets. In addition, the plan is intended to act as a deterrent to any person or group acquiring 4.9% or more of our outstanding common stock without our approval.

USE OF PROCEEDS

We estimate that the net proceeds to be received by us from this offering will be approximately $46.7 million after deducting underwriters discounts and commissions and estimated offering expenses, or approximately $53.8 million if the underwriters exercise their option to purchase additional shares in full.

The following table sets forth the proceeds we expect to receive from this offering and our uses of such proceeds.

(in millions)
Gross proceeds from this offering (1)	$50.0

Use of proceeds
Repayment of indebtedness and general corporate purposes (2)	$46.7
Discounts, commissions and offering expenses (3)	3.3

Total use of proceeds	$50.0

(1)	If the underwriters exercise their option to purchase additional shares in full, the gross proceeds would be $57.5 million.
(2)	We intend to use the net proceeds from this offering (including any proceeds from the exercise of the underwriters’ option to purchase additional shares) to accelerate our 2014 drilling program on both our Bakken and Eagle Ford properties, acquire additional leased acreage primarily in the Eagle Ford, repay indebtedness outstanding under our credit facility and for general corporate purposes. Our credit facility matures on June 30, 2018. At June 18, 2014, the principal balance outstanding under our credit facility was approximately $81.0 million and the interest rate was 2.65% per annum. The proceeds of borrowing under our credit facility were used primarily for capital expenditures and general corporate purposes.
(3)	Includes underwriting discounts and commissions of approximately $3.0 million associated with this offering and $0.3 million in offering expenses. If the underwriters exercise their option to purchase additional shares in full, underwriting discounts and commissions for this offering would increase to approximately $3.5 million.

CAPITALIZATION

The following table shows:

•	our historical cash and capitalization as of March 31, 2014; and

•	our cash and capitalization as of March 31, 2014, as adjusted to reflect this offering and the application of the net proceeds we expect to receive as described under “Use of Proceeds.”

We derived this table from, and it should be read in conjunction with, our historical financial statements and the accompanying notes incorporated by reference in this prospectus supplement.

	As of March 31, 2014
	Historical	As Adjusted
	(in thousands)
Cash and cash equivalents	$349	$349

Debt:
Current maturities of long-term debt	2,158	2,158
Long-term debt (1)	68,404	21,404

Total Debt	$70,562	23,562

Stockholders’ equity (deficit):
Preferred stock, par value $0.01 per share –authorized 1,000,000 shares; -0- shares issued and outstanding	—	—
Common stock, par value $0.01 per share – authorized 200,000,000 shares; issued and outstanding 93,676,095	937	—
As Adjusted—103,830,736 shares outstanding	—	1,038
Additional Paid in Capital	253,670	300,570
Retained Earnings	(161,905)	(161,905)
Accumulated Other Comprehensive Income (Loss)	(669)	(669)

Total Stockholders’ Equity	$92,033	$139,034

Total Capitalization	$162,595	$162,596

(1)	As of March 31, 2014, we had $60.0 million outstanding under our credit facility. As of June 18, 2014, we had approximately $81.0 million outstanding under our credit facility.

DILUTION

If you invest in our common stock, you will experience dilution to the extent of the difference between the price per share you pay in this offering and the net tangible book value per share of our common stock immediately after this offering. Our net tangible book value as of March 31, 2014 was approximately $92 million, or approximately $0.98 per share. Net tangible book value (deficit) per share is determined by dividing our total tangible assets, less total liabilities, by the number of outstanding shares of our common stock.

After giving effect to the sale of 10,000,000 shares of common stock by us at the public offering price of $5.00 per share and after deducting our estimated offering expenses payable by us, our as-adjusted net tangible book value as of March 31, 2014 would have been approximately $139 million, or approximately $1.34 per share. This represents an immediate increase in net tangible book value of approximately $0.36 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $3.66 per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the public offering price per share paid by new investors. The following table illustrates this calculation on a per share basis:

Offering price per share		$5.00
Net tangible book value (deficit) per share as of March 31, 2014	$0.98
Increase in net tangible book value per share attributable to new investors	$0.36

As adjusted net tangible book value (deficit) per share after this offering		$1.34

Dilution per share to new investors		$3.66

If the underwriters exercise in full their option to purchase additional shares of common stock at the public offering price of $5.00 per share, the as adjusted net tangible book value after this offering would have been $1.39 per share, representing an increase in net tangible book value of $0.41 per share to existing stockholders and immediate dilution in net tangible book value of $3.61 per share to investors purchasing our common stock in this offering at the assumed public offering price.

In addition, we had 6,038,006 options to purchase shares of our common stock outstanding at June 18, 2014 at a weighted average exercise price of $2.87 per share. To the extent that the outstanding stock options may be exercised or other shares issued, investors purchasing our common stock in this offering will experience further dilution. In the event we need to raise additional capital in the future and we issue additional equity securities, our then existing stockholders may also experience dilution.

COMMON STOCK PRICE RANGE AND DIVIDEND POLICY

The following table sets forth certain information as to the high and low sales price quoted for our common stock on The NASDAQ Stock Market.

Period	High	Low
2012
First Quarter	$4.39	$3.03
Second Quarter	3.45	2.49
Third Quarter	3.38	1.91
Fourth Quarter	2.42	1.56
2013
First Quarter	$2.54	$1.93
Second Quarter	2.55	1.99
Third Quarter	2.72	2.01
Fourth Quarter	3.96	2.57
2014
First Quarter	$4.15	$2.99
Second Quarter (Through June 18, 2014)	5.80	3.82

Our common stock trades on The NASDAQ Stock Market under the symbol “AXAS.” The reported closing price for our common stock on The NASDAQ Stock Market on June 18, 2014 was $5.42 per share. As of June 18, 2014, there were 93,830,736 shares of common stock outstanding, and our outstanding shares of common stock were held by approximately 1,108 stockholder accounts of record.

We have not paid any cash dividends on our common stock, and it is not presently determinable when, if ever, we will pay cash dividends in the future. In addition, our credit facility prohibits the payment of cash dividends on our common stock.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of common stock as of the date hereof. This summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership or other entity treated as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons has the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. These authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those summarized below. This discussion does not address all of the United States federal income tax consequences that may be relevant to a non-U.S. holder in light of such holder’s particular circumstances or to non-U.S. holders subject to special rules under the Code, such as United States expatriates, insurance companies, tax-exempt organizations, banks, financial institutions, dealers in securities, holders of securities held as part of a “straddle,” “hedge” or “conversion transaction,” “controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid United States federal income tax. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

If a partnership or other entity taxable as a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisor as to the tax consequences.

Persons considering the purchase, ownership or disposition of common stock should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder, are not subject to withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) for dividends paid will be required to satisfy applicable certification and other requirements and may be required to obtain a United States taxpayer identification number.

A non-U.S. holder of common stock eligible for a reduced rate of United States withholding tax may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the non-U.S. holder;

•	the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” (a “USRPHC”) for United States federal income tax purposes.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates and, if it is a corporation, may be subject to the branch profits tax at a rate equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States).

With respect to our status as a USRPHC, we believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for United States federal income tax purposes (and the remainder of this discussion assumes we are and will be a USRPHC). However, as long as our common stock is “regularly traded on an established securities market,” a non-U.S. holder will be taxed on gain recognized on the disposition of our common stock as a result of our status as a USRPHC only if the non-U.S. holder actually or constructively holds or held more than 5% of our common stock at any time during the five-year period ending on the date of disposition or, if shorter, the non-U.S. holder’s holding period for our common stock. If our common stock were not considered to be regularly traded on an established securities market, all non-U.S. holders would be subject to United States federal income tax on a disposition of our common stock and a 10% withholding tax would apply to the gross proceeds from the sale of our common stock by a non-U.S. holder.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder generally will be subject to back-up withholding on dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person) or such holder otherwise establishes an exemption.

Payment of the proceeds of a sale of common stock within the United States is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of common stock conducted through certain United States related financial intermediaries is subject to information reporting (but generally not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

We are offering the shares of common stock described in this prospectus supplement through the underwriters named below. Stephens Inc., Canaccord Genuity Inc. and Robert W. Baird & Co. Incorporated, are acting as the representatives of the underwriters named below. Subject to the terms and conditions of the underwriting agreement between us and the representatives, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
Stephens Inc.	2,645,800
Canaccord Genuity Inc.	2,645,800
Robert W. Baird & Co. Incorporated	2,608,400
Global Hunter Securities, LLC	700,000
Johnson Rice & Company L.L.C.	400,000
Ladenburg Thalmann & Co. Inc.	400,000
SunTrust Robinson Humphrey, Inc.	400,000
Euro Pacific Capital, Inc.	75,000
KLR Group, LLC	75,000
SG Americas Securities, LLC	50,000

Total	10,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase our common stock is subject to approval of legal matters by counsel and the satisfaction of the conditions contained in the underwriting agreement. The conditions contained in the underwriting agreement include the conditions that the representations and warranties made by us to the underwriters are true, that there has been no material adverse change to our condition or in the financial markets, and that we deliver to the underwriters customary closing documents. The underwriters are obligated to purchase all of the shares of common stock (other than those covered by the option to purchase additional shares described below) if they purchase any of the shares of common stock.

Option to Purchase Additional Common Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,500,000 additional shares of common stock at the public offering price per share less the underwriting discount and commissions shown on the cover page of this prospectus supplement.

Underwriting Discount and Commissions and Offering Expenses

The underwriters propose to offer the common stock to the public at the public offering price set forth on the cover of this prospectus supplement. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $0.18 per share of common stock. After the common stock is released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

The following table summarizes the compensation to be paid to the underwriters by us:

		Total
	Per Share	No Option Exercise	Full Option Exercise
Public offering price	$5.00	$50,000,000	$57,500,000
Underwriting discounts and commissions to be paid by us	$0.30	$3,000,000	$3,450,000
Proceeds, before expenses, to us	$4.70	$47,000,000	$54,050,000

We estimate our expenses associated with the offering, excluding underwriting discounts and commissions, will be approximately $300,000. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $50,000, as set forth in the underwriting agreement.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. federal securities laws, or to contribute to payments that may be required to be made in respect of these liabilities.

Lock-Up Agreements

We and our officers and directors have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of the representatives (which consent may be withheld at the sole discretion of the representatives), directly or indirectly, sell, offer, contract, or grant any option to sell, pledge, transfer, or establish an open “put equivalent position” within the meaning of the Exchange Act or otherwise dispose of or transfer, or announce the offering of, or file any registration statement under the Securities Act in respect of, any shares of our common stock, options, or warrants to acquire shares of our common stock or securities exchangeable or exercisable for or convertible into shares of our common stock. In addition, our officers and directors may not enter into a swap or other derivatives transaction that transfers to another, in whole or in part, the economic benefits or risk of ownership in our common stock, or otherwise dispose of any shares of our common stock, options or warrants or securities exchangeable or exercisable for or convertible into shares of our common stock currently or later owned either of record or beneficially, or publicly announce an intention to do any of the foregoing.

The restrictions above do not apply to (i) our issuance of shares of our common stock or options to purchase shares of our common stock, or shares of our common stock upon exercise of options, pursuant to any stock option, stock bonus, or other stock plan or arrangement described in this prospectus supplement or the accompanying prospectus, or any amendment to or replacement of such plan and (ii) the filing of one or more registration statements on Form S-8 or amendments thereto relating to the issuance of shares of our common stock or the issuance and exercise of options to purchase shares of our common stock granted under our employee benefit plans existing on the date of this prospectus supplement or any amendment to or replacement of such plan. Our officers and directors may transfer shares of our common stock or such other convertible, exercisable or exchangeable securities without the prior written consent of the representatives if: (a) the representatives receive a signed lock-up agreement for the balance of the 90-day restricted period from each donee, trustee, distributee, or transferee, as the case may be; (b) any such transfer does not involve a disposition for value; (c) such transfers are not publicly reportable under the Securities Act, the Exchange Act, and their related rules and regulations; (d) the transferor does not otherwise voluntarily effect any public filing or report regarding such transfers; and (e) such transfer is (i) a bona fide gift or gifts; (ii) to any trust for the direct or indirect benefit of the transferor or the immediate family of the transferor; or (iii) to the transferor’s affiliates or to any investment fund or other entity controlled or managed by the transferor.

If (A) during the last 17 days of the 90-day period, we issue an earnings release or material news or a material event relating to us occurs or (B) prior to the expiration of the 90-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, then in each case the 120-day period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, as applicable, except that such extension will not apply under certain circumstances if we certify to the representatives that our common stock is an “actively traded security” as defined in Regulation M and that we meet certain other requirements.

Price Stabilization, Short Positions and Penalty Bids; Passive Market Making

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under their over-allotment option. The underwriters may close out a covered short sale by exercising their over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Electronic Distribution

This prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of shares of common stock for sale to their online brokerage account holders. The common stock will be allocated to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common stock may be sold by the underwriters to securities dealers who resell common stock to online brokerage account holders.

Other than this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference in electronic format, information contained in any website maintained by an underwriter is not part of this prospectus supplement, the accompanying prospectus, the documents incorporated herein and therein by reference or registration statement of which the prospectus supplement forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase common stock. The underwriters are not responsible for information contained in websites that they do not maintain.

Relationship with the Underwriters

From time to time, certain of the underwriters and their respective affiliates have provided, and may continue to provide, investment banking services to us in the ordinary course of their businesses, and have received, and may continue to receive, compensation for such services. In addition, an affiliate of SG Americas Securities, LLC is a lender under our credit facility.

LEGAL MATTERS

Certain legal matters in connection with the securities offered pursuant to this prospectus supplement will be passed upon by Jackson Walker L.L.P., San Antonio, Texas. Certain legal matters will be passed upon for the underwriters by Latham & Watkins, LLP, Houston, Texas.

EXPERTS

The financial statements of Abraxas Petroleum Corporation as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013 incorporated by reference in this Prospectus Supplement have been so incorporated in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The information relating to our oil and gas reserves, as of December 31, 2013, incorporated into this prospectus supplement by reference, including all statistics and data, was derived from an audit letter dated February 13, 2014 evaluating our oil and gas properties, prepared by DeGolyer and MacNaughton., our independent petroleum engineer, in reliance on the authority of such firm as experts in the oil and gas industry.

WHERE YOU CAN FIND MORE INFORMATION

Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms located at 100 F. Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

Also, using our website, www.abraxaspetroleum.com, you can access electronic copies of documents we file with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus supplement. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, including exhibits, at no cost by writing or telephoning our principal executive office, which is:

18803 Meisner Drive

San Antonio, Texas 78258

Attn: Investor Relations

(210) 490-4788

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. The following documents that we have filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended, are incorporated herein by reference:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the Commission on March 17, 2014;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed with the Commission on May 9, 2014;

•	our Current Reports on Form 8-K and 8-K/A filed with the Commission on March 19, 2014, May 6, 2014, June 12, 2014 (excluding any information furnished pursuant to Item 7.01) and June 13, 2014;

•	the description of our common stock in our registration statement on Form 8-A as filed with the SEC on July 24, 2008, as that description may be updated from time to time; and

•	the description of our preferred stock purchase rights in our registration statement on Form 8-A as filed with the SEC on March 17, 2010, as that description may be updated from time to time.

In addition, all documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than those furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, unless otherwise stated therein) after the date of this prospectus supplement and prior to the filing of a post-effective amendment that indicates that all securities offered hereby have been sold or that deregisters all securities remaining unsold, will be considered to be incorporated by reference into this prospectus supplement and to be a part of this prospectus supplement from the dates of the filing of such documents. Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act or the Exchange Act or into this prospectus supplement, unless otherwise indicated on such Form 8-K.

You may get copies of this prospectus supplement or any of the incorporated documents (excluding exhibits, unless the exhibits are specifically incorporated) at no charge to you by writing to Abraxas Petroleum Corporation, Attention: Investor Relations, at 18803 Meisner Drive, San Antonio, Texas 78258, or calling (210) 490-4788.

GLOSSARY OF TERMS

Unless otherwise indicated in this prospectus, gas volumes are stated at the legal pressure base of the State or area in which the reserves are located at 60 degrees Fahrenheit. Oil and gas equivalents are determined using the ratio of six Mcf of gas to one barrel of oil, condensate or natural gas liquids.

The following definitions shall apply to the technical terms used in this prospectus.

Terms used to describe quantities of oil and gas:

“Bbl” – barrel or barrels.

“Boe” – barrels of oil equivalent.

“MBbl” – thousand barrels.

“MBoe” – thousand barrels of oil equivalent.

“Mcf” – thousand cubic feet of gas.

“MMBoe” – million barrels of oil equivalent.

“MMcf” – million cubic feet of gas.

“NGL” – natural gas liquids measured in barrels.

Terms used to describe our interests in wells and acreage:

“Net acres” are the sum of fractional ownership working interests in gross acres (e.g., a 50% working interest in a lease covering 320 gross acres is equivalent to 160 net acres).

Terms used to assign a present value to or to classify our reserves:

“Proved reserves” are those quantities of oil and gas reserves, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be commercially recoverable—from a given date forward, from known reservoirs, and under defined economic conditions, operating methods, and government regulations.

“Proved developed reserves” are those quantities of oil and gas reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional reserves expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included in “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

“PV-10” means estimated future net revenue, discounted at a rate of 10% per annum, before income taxes and with no price or cost escalation or de-escalation, calculated in accordance with guidelines promulgated by the Securities and Exchange Commission (“SEC”).

“Standardized Measure” means estimated future net revenue, discounted at a rate of 10% per annum, after income taxes and with no price or cost escalation or de-escalation, calculated in accordance with Accounting Standards Codification (“ASC”) 932, “Disclosures About Oil and Gas Producing Activities.”

ABRAXAS PETROLEUM CORPORATION

$200,000,000

Debt Securities

Common Stock

Preferred Stock

Depositary Shares

Warrants

Guarantees

Subscription Rights

Units

We may offer, from time to time, in one or more series:

•	unsecured senior debt securities;

•	secured senior debt securities;

•	unsecured subordinated debt securities;

•	secured subordinated debt securities;

•	shares of common stock;

•	shares of preferred stock;

•	shares of preferred stock that may be represented by depositary shares;

•	warrants to purchase debt securities, common stock, preferred stock or other securities;

•	subscription rights to purchase debt securities, common stock, preferred stock or other securities; and

•	units to purchase one or more of these classes of securities.

The securities:

•	will have a maximum aggregate offering price of $200,000,000;

•	will be offered at prices and on terms to be set forth in an accompanying prospectus supplement;

•	may be offered separately or together, or in separate series;

•	may be convertible into or exchangeable for other securities;

•	may be guaranteed by certain of our subsidiaries; and

•	may be listed on a national securities exchange, if specified in an accompanying prospectus supplement.

Our common stock is listed on The NASDAQ Stock Market under the symbol “AXAS.”

We will provide the specific terms of the securities in supplements to this prospectus. This prospectus may be used to offer and sell securities only if it is accompanied by a prospectus supplement.

YOU SHOULD READ THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT CAREFULLY BEFORE YOU INVEST, INCLUDING THE RISK FACTORS WHICH BEGIN ON PAGE 2 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus is dated June 13, 2013

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, we may sell different types of the securities described in this prospectus in one or more offerings up to a total offering amount of $200,000,000.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities offered by us in that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone to provide you with different information. You should assume that the information in this prospectus, any accompanying prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of such document.

WHERE YOU CAN FIND MORE INFORMATION

Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms located at 100 F. Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

Also, using our website, www.abraxaspetroleum.com, you can access electronic copies of documents we file with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, including exhibits, at no cost by writing or telephoning our principal executive office, which is:

18803 Meisner Drive

San Antonio, Texas 78258

Attn: Investor Relations

(210) 490-4788

This prospectus is part of a registration statement that we have filed with the SEC relating to the securities offered hereby. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we filed with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and such securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet website at www.sec.gov.

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. The following documents that we have filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	Our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the Commission on March 18, 2013;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed with the Commission on May 10, 2013;

•	Our Current Reports on Form 8-K filed with the Commission on April 4, 2013 and May 15, 2013;

•	The description of our common stock contained in our Registration Statement on Form 8-A, filed on July 24, 2008, including any amendments or reports filed for the purpose of updating such description; and

•	The description of our preferred purchase rights contained in our Registration Statement on Form 8-A, filed on March 17, 2010, including any amendments or reports filed for the purpose of updating such description.

Notwithstanding the foregoing, information that we elect to furnish, but not file, or have furnished, but not filed, with the Commission in accordance with Commission rules and regulations is not incorporated into this Registration Statement and does not constitute a part hereof.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K) subsequent to the date of this filing and prior to the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

FORWARD-LOOKING INFORMATION

We make forward-looking statements throughout this prospectus and the documents included or incorporated by reference in this prospectus. Whenever you read a statement that is not simply a statement of historical fact (such as statements including words like “believe,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “estimate,” “could,” “potentially” or similar expressions), you must remember that these are forward-looking statements, and that our expectations may not be correct, even though we believe they are reasonable. The forward-looking information contained in this prospectus or in the documents included or incorporated by reference in this prospectus is generally located in the material set forth under the headings “About Abraxas,” “Risk Factors,” “Business,” “Properties,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” but may be found in other locations as well. These forward-looking statements generally relate to our plans and objectives for future operations and are based upon our management’s reasonable estimates of future results or trends. The factors that may affect our expectations regarding our operations include, among others, the following:

•	our success in development, exploitation and exploration activities;

•	our ability to make planned capital expenditures;

•	declines in our production of oil and gas;

•	prices for oil and gas;

•	our ability to raise equity capital or incur additional indebtedness;

•	political and economic conditions in oil producing countries, especially those in the Middle East;

•	price and availability of alternative fuels;

•	our restrictive debt covenants;

•	our acquisition and divestiture activities;

•	weather conditions and events;

•	the proximity, capacity, cost and availability of pipelines and other transportation facilities;

•	results of our hedging activities; and

•	other factors discussed elsewhere in this prospectus and the documents incorporated by reference in this prospectus.

Except as otherwise required by law, we disclaim any duty to update any forward-looking statements, all of which are qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus. See also “Where You Can Find More Information.”

ABOUT ABRAXAS

This summary highlights selected information from this prospectus, but does not contain all information that may be important to you. This prospectus includes specific terms of this offering and information about our business and financial data. To understand all of the terms of this offering and for a more complete understanding of our business, you should carefully read this entire prospectus, our annual report on Form 10-K for the year ended December 31, 2012 and our quarterly report on Form 10-Q for the quarter ended March 31, 2013 including the consolidated financial statements and the notes to those financial statements included in such reports, which are incorporated by reference herein. The terms “Abraxas,” “we,” “us,” “our,” or the “Company,” refer to Abraxas Petroleum Corporation, together with its consolidated subsidiaries. We have provided definitions for some of the oil and gas industry terms used in this prospectus in the section entitled “Glossary of Terms.”

We are an independent energy company primarily engaged in the development and production of oil and gas. Historically, we have grown through the acquisition and subsequent development and exploitation of producing properties, principally through the redevelopment of old fields utilizing new technologies such as modern log analysis and reservoir modeling techniques as well as 3-D seismic surveys, horizontal drilling and modern completion techniques. As a result of these activities, we believe that we have a number of development opportunities on our properties. In addition, we intend to expand upon our development activities with complementary exploration projects in our core areas of operation. Success in our development and exploration activities is critical in the maintenance and growth of our current production levels and associated reserves.

Abraxas was originally incorporated in Texas in 1977 and re-incorporated in Nevada in 1990 when it became a public company. Our common stock is listed on The NASDAQ Stock Market under the symbol “AXAS.” Our principal office is located at 18803 Meisner Drive, San Antonio, Texas 78258, and our telephone number is (210) 490-4788. Information contained on our website, www.abraxaspetroleum.com, is not part of this prospectus.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risk factors and all of the other information included in, or incorporated by reference into, this prospectus, including those included in our most recent Annual Report on Form 10-K and, if applicable, in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, in evaluating an investment in our securities. If any of these risks were to occur, our business, financial condition or results of operations could be adversely affected. In that case, the trading price of our securities could decline and you could lose all or part of your investment. When we offer and sell any securities pursuant to a prospectus supplement, we may include additional risk factors relevant to such securities in the prospectus supplement.

USE OF PROCEEDS

Unless we specify otherwise in the applicable prospectus supplement, the net proceeds we receive from the sale of the securities offered by this prospectus and any prospectus supplement will be used for general corporate purposes. General corporate purposes may include any of the following:

•	repaying debt;

•	providing working capital;

•	funding capital expenditures; or

•	paying for possible acquisitions or the expansion of our business.

We may temporarily invest the net proceeds we receive from any offering of securities or use the net proceeds to repay short-term debt until we can use them for their stated purposes.

DILUTION

Our net tangible book value at December 31, 2012 was $0.50 per share of common stock. Net tangible book value per share of common stock is determined by dividing our tangible net worth, which is tangible assets less liabilities, by the total number of shares of our common stock outstanding. If we offer shares of our common stock, purchasers of our common stock in that offering may experience immediate dilution in net tangible book value per share. The prospectus supplement relating to an offering of shares of our common stock will set forth the information regarding any dilutive effect of that offering.

RATIO OF EARNINGS TO FIXED CHARGES

The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference in this prospectus.

	Year Ended December 31,
	2008	2009	2010	2011	2012
Ratio of earnings to fixed charges	*	*	1.15x	3.05x	*

*	Earnings inadequate to cover fixed charges.

Earnings consist of income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense and amortization of deferred financing fees. Our earnings were inadequate to cover fixed charges in 2008, 2009 and 2012 by $52.4 million, $17.5 million and $18.5 million respectively. In

2010 and 2011 we had earnings before fixed charges of $13.3 million and $20.3 million, respectively, and fixed charges of $11.6 million and $6.7 million, respectively, resulting in a ratio of earnings to fixed charges of 1.15x and 3.05x, respectively.

DESCRIPTION OF DEBT SECURITIES

The following description of debt securities sets forth certain general terms and provisions of the debt securities to which this prospectus and any prospectus supplement may relate. The particular terms of any series of debt securities and the extent to which the general provisions may apply to a particular series of debt securities will be described in a prospectus supplement relating to that series. The debt securities will be issued under one or more separate indentures between us and a trustee to be named in the prospectus supplement. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Together the senior indenture and the subordinated indenture are called the indentures.

Because we have included only a summary of the indenture terms, you must read the indentures in full to understand every detail of the terms of the debt securities. The summary is not complete. The forms of the indentures have been filed as exhibits to the registration statement to which this prospectus relates and you should read the indentures for provisions that may be important to you.

As used in this section of the prospectus and under the caption “Description of Capital Stock,” the terms “we,” “our” and “us” mean Abraxas Petroleum Corporation only, and not its subsidiaries.

General

Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be our direct, unsecured obligations. The senior debt securities will rank equally with all of our other senior and unsubordinated debt. The subordinated debt securities will have a junior position to certain of our debt, as described in the subordinated securities themselves or under the supplemental indenture under which they are issued.

We conduct some of our operations through our subsidiaries. To the extent of such operations, holders of debt securities will have a position junior to the prior claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities and guarantee holders, and any preferred stockholders, except to the extent that we may ourself be a creditor with recognized and unsubordinated claims against any subsidiary.

If specified in the prospectus supplement, the debt securities will be general obligations of our subsidiaries that execute subsidiary guarantees. Unless otherwise specified in the prospectus supplement, such subsidiary guarantees will be unsecured obligations. See “—Subsidiary Guarantees.”

A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title and type of the debt securities;

•	any limit upon the total principal amount of the debt securities;

•	the dates on which the principal and premium (if any) of the debt securities will be payable;

•	the interest rate or rates, or the method of determination thereof, that the debt securities will bear and the interest payment dates for the debt securities;

•	places where payments of the principal, premium, if any, and interest may be made on the debt securities;

•	any optional redemption periods;

•	any subordination and the terms thereof;

•	any sinking fund, amortization or other provisions that would obligate us to redeem, repurchase or repay some or all of the debt securities;

•	if other than US dollars, the currency or currencies, or the form of other securities or property in which principal of (and premium, if any) and/or interest on the debt securities will or may be payable;

•	any index or other method used to determine the amount of payment of principal of (and premium, if any) and/or interest on the debt securities;

•	whether any portion of the principal amount of such debt securities is payable upon declaration of the acceleration of the maturity thereof;

•	any additional means of satisfaction or discharge of the debt securities;

•	whether our subsidiaries will provide guarantees of the debt securities, and the terms of any subordination of such guarantee;

•	whether the debt securities will be secured or unsecured;

•	any deletions, modifications, or additions to the events of default or covenants pertaining to the debt securities or made for the benefit of the holders thereof;

•	whether the debt securities will be convertible or exchangeable and, if so, the provisions regarding convertibility or exchangeability of the debt securities;

•	whether the debt securities will be subject to certain optional interest rate reset provisions;

•	whether the debt securities will be issued as a global debt security and, in that case, the identity of the depository for the debt securities; and

•	any other terms of the debt securities.

Neither of the indentures limits the amount of debt securities that may be issued. Each indenture allows debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

Debt securities of a series may be issued in registered, bearer, coupon or global form.

The prospectus supplement for each series of debt securities will state whether the debt securities will be issued in registered form and whether the debt securities will be in denominations other than $1,000 each or multiples thereof.

Original Issue Discount

One or more series of debt securities offered by this prospectus may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. The federal income tax consequences and special considerations applicable to any series of debt securities generally will be described in the applicable prospectus supplement.

Subsidiary Guarantees

Our payment obligations under any series of the debt securities may be jointly and severally guaranteed by one or more of our subsidiaries. If a series of debt securities is so guaranteed by any of our subsidiaries, such subsidiaries will execute a supplemental indenture or notation of guarantee as further evidence of their guarantee. The applicable prospectus supplement will describe the terms of any guarantee by our subsidiaries. We will file any supplemental indenture or notation of guarantee relating to any guarantees with the Securities and Exchange Commission, and incorporate them by reference as an exhibit to, or incorporated by reference in, the registration statement of which this prospectus is a part on or before the time such subsidiaries execute a supplemental indenture or notation of guarantee.

The obligations of each subsidiary under its subsidiary guarantee may be limited to the maximum amount that will not result in such guarantee obligations constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to all other contingent and fixed liabilities of that subsidiary and any collections from or payments made by or on behalf of any other subsidiary guarantor in respect to its obligations under its subsidiary guarantee.

Each indenture may restrict consolidations or mergers with or into a subsidiary guarantor or provide for the release of a subsidiary from a subsidiary guarantee, as set forth in a related prospectus supplement, the applicable indenture, and any applicable related supplemental indenture.

If a series of debt securities is guaranteed by our subsidiaries and is designated as subordinate to our senior debt, then the guarantee by those subsidiaries will be subordinated to their senior debt and will be subordinated to any guarantees by those subsidiaries of our senior debt. See “– Subordination.”

Subordination

Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of any debt specified in the applicable prospectus supplement and supplemental indenture as being senior to the subordinated debt.

Consolidation, Merger or Sale

The indentures generally permit a consolidation or merger between us and another entity. They also permit the sale by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring entity shall assume all of our responsibilities and liabilities under the indentures, including the payment of all amounts due on the debt securities and performance of the covenants in the indentures. However, we will consolidate or merge with or into any other entity or sell all or substantially all of our assets only according to the terms and conditions of the indentures. The remaining or acquiring entity will be substituted for us in the indentures with the same effect as if it had been an original party to the indentures. Thereafter, the successor entity may exercise our rights and powers under any indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor entity. If we sell all or substantially all of our assets, upon compliance with these provisions, we shall be released from all of our liabilities and obligations under any indenture and under the debt securities.

Modification of Indentures

Under each indenture our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. Certain of our rights and obligations not having an adverse effect on the rights of the holders may be modified without the consent of the holders of the debt securities.

Events of Default

Each of the indentures defines an event of default with respect to debt securities of any series as any of the following events:

•	failure to pay interest on any debt security for 30 days after it is due;

•	failure to pay the principal of or premium, if any, on any debt security when due;

•	failure to deposit any sinking fund payment for 30 days after it is due;

•	failure to perform any other covenant in the indenture that continues for 60 days after being given written notice;

•	certain events of bankruptcy, insolvency or reorganization; or

•	any other event of default included in any indenture or supplemental indenture.

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If an event of default occurs and is continuing with respect to all series of debt securities as a result of a failure to perform a covenant applicable to all securities or because of bankruptcy, insolvency or reorganization, the trustee or the holders of at least 25% in aggregate principal amount of all of the debt securities may declare the entire principal of all the debt securities to be due and payable immediately. If either of these events occurs, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series (or of the debt securities of all series, as the case may be) can void the declaration. There is no automatic acceleration, even in the event of bankruptcy, insolvency or reorganization.

Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

Covenants

Under the indentures, we will:

•	pay the principal of, and interest and any premium on, the debt securities when due;

•	maintain a place of payment;

•	maintain our corporate existence;

•	deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indentures; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

Equal and Ratable Securitization

Neither we nor any restricted subsidiary may secure senior debt securities of any series unless the debt securities of every other series of senior debt securities are also equally and ratably secured. The subordinated securities have no such restrictive covenant.

Payment and Transfer

Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.

Fully registered securities may be transferred or exchanged at the corporate trust office of the trustee or at any other office or agency maintained by us for such purposes without the payment of any service charge except for any tax or governmental charge.

Global Securities

Certain series of the debt securities may be issued as permanent global debt securities to be deposited with a depositary with respect to that series. Unless otherwise indicated in the prospectus supplement, the following is a summary of the depository arrangements applicable to debt securities issued in permanent global form and for which The Depositary Trust Company (“DTC”) acts as depositary.

Each global debt security will be deposited with, or on behalf of, DTC, as depositary, or its nominee and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global debt securities are not exchangeable for definitive certificated debt securities.

Ownership of beneficial interests in a global debt security is limited to institutions that have accounts with DTC or its nominee (“participants”) or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in a global debt security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a global debt security. Ownership of beneficial interests in a global debt security by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the debt securities. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global debt security.

Payment of principal of, and interest on, debt securities represented by a global debt security registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global debt security representing those debt securities. We have been advised by DTC that upon receipt of any payment of principal of, or interest on, a global debt security, DTC will immediately credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global debt security as shown in the records of DTC. Payments by participants to owners of beneficial interests in a global debt security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

Neither we, any trustee nor any of our respective agents will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent global debt security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

A global debt security is exchangeable for definitive debt securities registered in the name of, and a transfer of a global debt security may be registered to, any person other than DTC or its nominee, only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for that global debt security or at any time DTC ceases to be registered under the Securities Exchange Act of 1934;

•	we determine in our discretion that the global debt security shall be exchangeable for definitive debt securities in registered form; or

•	a supplemental indenture shall so provide.

Any global debt security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive debt securities in registered form, of like tenor and of an equal aggregate principal amount as the global debt security, in denominations specified in the applicable prospectus supplement (if other than $1,000 and integral multiples of $1,000). The definitive debt securities will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global debt security.

Except as provided above, owners of the beneficial interests in a global debt security will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders of debt securities for any purpose under the indentures. No global debt security shall be exchangeable except for another global debt security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global debt security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the global debt security or the indentures.

We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global debt security desires to give or take any action that a holder is entitled to give or take under the debt securities or the indentures, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised us that DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Securities Exchange Act of 1934. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

Defeasance

We will be discharged from our obligations on the debt securities of any series at any time if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

We must also obtain an opinion of counsel to the effect that as a result of the defeasance, holders of that series of debt securities will not recognize income, gain or loss for federal income tax purposes and will be subject to federal income tax on the same amount, in the same manner and at the same time as would have been the case if such defeasance had not occurred.

Meetings

Each indenture contains provisions describing how meetings of the holders of debt securities of a series may be convened. A meeting may be called at any time by the trustee, and also, upon request, by us or the holders of at least 20% in principal amount of the outstanding debt securities of a series. A notice of the meeting must always be given in the manner described under “Notices” below. Generally speaking, except for any consent that must be given by all holders of a series as described under “Modification of Indentures” above, any resolution presented at a meeting of the holders of a series of debt securities may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series, unless the indenture allows the action to be voted upon to be taken with the approval of the holders of a different specific percentage of principal amount of outstanding debt securities of a series. In that case, the holders of outstanding debt securities of at least the specified percentage must vote in favor of the action. Any resolution passed or decision taken at any meeting of holders of debt securities of any series in accordance with the applicable indenture will be binding on all holders of debt securities of that series and any related coupons, unless, as discussed in “Modification of Indentures” above, the action is only effective against holders that have approved it. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be holders holding or representing a majority in principal amount of the outstanding debt securities of a series.

Governing Law

Each indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Notices

Notices to holders of debt securities will be given by mail to the addresses of such holders as they appear in the security register.

Credit Facilities

Senior Secured Credit Facility

We have a senior secured credit facility with Société Générale, as administrative agent and issuing lender, and certain other lenders, which we refer to as the credit facility. As of December 31, 2012, $113.0 million was outstanding under the credit facility.

The credit facility has a maximum commitment of $300.0 million and availability is subject to a borrowing base. As of December 31, 2012 we had a borrowing base of $150.0 million. In April 2013 this facility was increased to $155.0 million. Unless redetermined otherwise based on new reserve and production information from the June 30, 2013 engineering report, the borrowing base would reduce to $145 million on October 1, 2013. Management and the bank group anticipate the facility will be redetermined in a timely manner post the Company providing its June 30, 2013 reserve report. The borrowing base is determined semi-annually by the lenders based upon our reserve reports, one of which must be prepared by our independent petroleum engineers and one of which may be prepared internally. The amount of the borrowing base is calculated by the lenders based upon their valuation of our Proved reserves securing the facility utilizing these reserve reports and their own internal decisions. In addition, the lenders, in their sole discretion, are able to make one additional borrowing base redetermination during any six-month period between scheduled redeterminations and we are able to request one redetermination during any six-month period between scheduled redeterminations. The borrowing base will be automatically reduced in connection with any sales of producing properties with a market value of 5% or more of our then-current borrowing base and in connection with any hedge termination which could reduce the collateral value by 5% or more. Our borrowing base was increased to $155.0 million based upon our reserve report dated December 31, 2012. Our borrowing base can never exceed the $300.0 million maximum commitment amount. Outstanding amounts under the credit facility bear interest at (a) the greater of (1) the reference rate announced from time to time by Société Générale, (2) the Federal Funds Rate plus 0.5%, and (3) a rate determined by Société Générale as the daily one-month LIBOR plus, in each case, (b) 1.25—2.25%, depending on the utilization of the borrowing base, or, if we elect LIBOR plus 2.25%—3.25%, depending on the utilization of the borrowing base. At December 31, 2012, the interest rate on the credit facility was 3.21% based on 1-month LIBOR borrowings and level of utilization.

Subject to earlier termination rights and events of default, the stated maturity date of the credit facility is June 30, 2015. Interest is payable quarterly on reference rate advances and not less than quarterly on LIBOR advances. We are permitted to terminate the credit facility and are able, from time to time, to permanently reduce the lenders’ aggregate commitment under the credit facility in compliance with certain notice and dollar increment requirements.

Each of our subsidiaries has guaranteed our obligations under the credit facility on a senior secured basis. Obligations under the credit facility are secured by a first priority perfected security interest, subject to certain permitted encumbrances, in all of our and our subsidiary guarantors’ material property and assets, other than Raven Drilling.

Under the credit facility, we are subject to customary covenants, including certain financial covenants and reporting requirements. We are required to maintain a current ratio, as of the last day of each quarter of not less than 1.00 to 1.00 and an interest coverage ratio of not less than 2.50 to 1.00. We are also required as of the last day of each quarter to maintain a total debt to EBITDAX ratio as of the last day of each quarter of not more than 4.00 to 1.00. The current ratio is defined as the ratio of consolidated current assets to consolidated current liabilities. For the purposes of this calculation, current assets include the portion of the borrowing base which is undrawn but excludes any cash deposited with a counter-party to a hedging arrangement and any assets representing a valuation account arising from the application of ASC 815 and ASC 410-20 and current liabilities exclude the current portion of long-term debt and any liabilities representing a valuation account arising from the application of ASC 815 and ASC 410-20. The interest coverage ratio is defined as the ratio of consolidated EBITDAX to consolidated interest expense for the four fiscal quarters ended on the calculation date. For the purposes of this calculation, EBITDAX is consolidated net income plus interest expense, oil and gas exploration expenses, income, franchise or margin taxes, depreciation, amortization, depletion and other non-cash charges including non-cash charges resulting from the application of ASC 718, ASC 815 and ASC 410-20 plus all realized net cash proceeds arising from the settlement or monetization of any hedge contracts minus all non-cash items of income which were included in determining consolidated net income, including all non-cash items resulting from the application of ASC 815 and ASC 410-20. Interest expense includes total interest, letter of credit fees and other fees and expenses incurred in connection with any debt. The total debt to EBITDAX ratio is defined as the ratio of total debt to consolidated EBITDAX for the four fiscal quarters ended on the calculation date. For the purposes of this calculation, total debt is the outstanding principal amount of debt, excluding debt associated with the office building, Raven Drilling rig loan and obligations with respect to surety bonds and hedge arrangements.

At December 31, 2012, we were in compliance with all of our debt covenants. As of December 31, 2012, the interest coverage ratio was 7.72 to 1.00, the total debt to EBITDAX ratio was 2.97 to 1.00, our current ratio was 1.19 to 1.00 and we had liquidity of $39.1 million of which 37.0 million was availability under the credit facility.

The credit facility contains a number of covenants that, among other things, restrict our ability to:

•	incur or guarantee additional indebtedness;

•	transfer or sell assets;

•	create liens on assets;

•	engage in transactions with affiliates other than on an “arm’s length” basis;

•	make any change in the principal nature of our business; and

•	permit a change of control.

The credit facility also contains customary events of default, including nonpayment of principal or interest, violations of covenants, cross default and cross acceleration to certain other indebtedness, bankruptcy and material judgments and liabilities.

Rig Loan Agreement

On September 19, 2011, Raven Drilling entered into a rig loan agreement with RBS Asset Finance, Inc. to finance the costs of purchasing and refurbishing an Oilwell 2000 hp diesel electric drilling rig (the “Collateral”). The rig loan agreement provided for interim borrowings payable to Raven Drilling until the final amount of the loan was determined.

On February 14, 2012, Raven Drilling finalized the note with respect to the rig loan agreement. The principal amount of the note is $7.0 million and bears interest at 4.26%, which equates to the four-year interest swap rate plus 3.50% on the date of closing. Interest only is due for the first 18-months of the note and thereafter, the note will amortize in full over the remaining life of the note. Interest and principal, when required, is payable monthly. Subject to earlier prepayment provisions and events of default, the stated maturity date of the note is February 14, 2017. As of December 31, 2012, $7.0 million was outstanding under the rig loan agreement.

The Company has guaranteed Raven Drilling’s obligations under the rig loan agreement and associated note. Obligations under the rig loan agreement are secured by a first priority perfected security interest, subject to certain permitted encumbrances, in the Collateral.

Real Estate Lien Note

On May 9, 2008, we entered into an advancing line of credit in the amount of $5.4 million for the purchase and finish out of a building to serve as our corporate headquarters. This note was refinanced in November 2008. The note bears interest at a fixed rate of 5.25% and is payable in monthly installments of principal and interest of $36,652 based on a twenty year amortization. The note matures in May 2015 at which time the outstanding balance becomes due. The note is secured by a first lien deed of trust on the property and improvements. As of December 31, 2012, $4.8 million was outstanding on the note.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are currently authorized to issue up to 200,000,000 shares of common stock, par value $0.01 per share.

As of May 28, 2013, we had 92,798,792 shares of common stock outstanding and approximately 1,141 stockholders of record.

Holders of our common stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes for the election of directors. Holders of our common stock do not have preemptive rights to subscribe for additional shares of common stock issued by us.

Holders of our common stock are entitled to receive dividends as may be declared by the board of directors out of funds legally available for that purpose.

Under the terms of our credit facility, we are prohibited from paying dividends on shares of our common stock. In the event of liquidation, holders of our common stock are entitled to share pro rata in any distribution of our assets remaining after payment of liabilities, subject to the preferences and rights of the holders of any outstanding shares of preferred stock. All of the outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Our articles of incorporation authorize the issuance of up to 1,000,000 shares of preferred stock, par value $0.01 per share, in one or more series. The following description discusses the general terms of the preferred stock that we may issue. The description of preferred stock set forth below and the description of the terms of a particular series of preferred stock set forth in the applicable prospectus supplement are not complete and are qualified in their entirety by reference to our articles of incorporation and to the certificate of designation relating to that series of preferred stock. The certificate of designation for any series of preferred stock will be filed with the Securities and Exchange Commission promptly after the offering of that series of preferred stock.

The particular terms of any series of preferred stock being offered by us under this shelf registration will be described in the prospectus supplement relating to that series of preferred stock. If so indicated in the prospectus supplement relating to a particular series of preferred stock, the terms of any such series of preferred stock may differ from the terms set forth below. The terms of the preferred stock may include:

•	the title of the series and the number of shares in the series;

•	the price at which the preferred stock will be offered;

•	the dividend rate or rates or method of calculating the rates, the dates on which the dividends will be payable, whether or not dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends on the preferred stock being offered will cumulate;

•	the voting rights, if any, of the holders of shares of the preferred stock being offered;

•	the provisions for a sinking fund, if any, and the provisions for redemption, if applicable, of the preferred stock being offered;

•	the liquidation preference per share;

•	the terms and conditions, if applicable, upon which the preferred stock being offered will be convertible into our common stock, including the conversion price, or the manner of calculating the conversion price, and the conversion period;

•	the terms and conditions, if applicable, upon which the preferred stock being offered will be exchangeable for debt securities, including the exchange price, or the manner of calculating the exchange price, and the exchange period;

•	any listing of the preferred stock being offered on any securities exchange;

•	whether interests in the shares of the series will be represented by depositary shares;

•	the relative ranking and preferences of the preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs;

•	any limitations on the issuance of any class or series of preferred stock ranking senior or equal to the series of preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs; and

•	any additional rights, preferences, qualifications, limitations and restrictions of the series.

Upon issuance, the shares of preferred stock will be fully paid and nonassessable, which means that its holders will have paid their purchase price in full and we may not require them to pay additional funds. Holders of preferred stock will not have any preemptive rights.

The transfer agent and registrar for the preferred stock will be identified in the applicable prospectus supplement.

Option Plans

The Abraxas Petroleum Corporation 2005 Employee Long-Term Incentive Plan, or LTIP, authorizes us to grant incentive stock options, non-qualified stock options and shares of restricted stock to our executive officers, as well as to all of our employees. Option grants generally have a term of 10 years and vest in equal increments over 4 years. Restricted stock grants vest in accordance with each individual grant agreement. Vesting is accelerated in certain events such as a change of control. A total of 9,200,000 shares of Abraxas common stock are currently reserved under the LTIP, subject to adjustment following certain events, such as stock splits.

Pursuant to Abraxas Petroleum’s 2005 Director Plan, we also grant non-qualified stock options and restricted stock to non-employee directors. This plan is administered by our compensation committee and provides that each year, at the first regular meeting of the board of directors immediately following our annual stockholder’s meeting, each non-employee director shall be granted or issued awards of 12,000 shares of our common stock, for participation in board and committee meetings during the previous calendar year.

The compensation committee also administers our 1993 Key Contributor Stock Option Plan, 1994 Long Term Incentive Plan, Directors Restricted Share Plan and Director Stock Option Plan, each of which is now expired, but under which we previously granted restricted stock, incentive stock options and non-qualified stock options as permitted by such plans.

The following table sets forth the number of options issued and outstanding, the amount of those options outstanding that are fully vested and the average exercise price per share of such options under the LTIP, the 2005 Director Plan, 1993 Key Contributor Stock Option Plan, 1994 Long Term Incentive Plan, Directors Restricted Share Plan and Director Stock Option Plan, as of December 31, 2012, as well as pursuant to the individual option agreements:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	2,902,467	$2.76	4,456,851
Equity compensation plans not approved by security holders	90,000	$2.64	—

Rights Plan

On March 16, 2010, we adopted a Tax Benefits Preservation Plan (the “Tax Benefits Preservation Plan”) and declared a dividend of one preferred share purchase right for each outstanding share of our common stock. The terms of the preferred stock purchase rights and the Tax Benefits Preservation Plan are set forth in a Rights Agreement, by and between Abraxas and American Stock Transfer & Trust Company, LLC, as Rights Agent, dated as of March 16, 2010.

This summary of the preferred share purchase rights provides only a general description of the Tax Benefits Preservation Plan, and thus, should be read together with the entire Tax Benefits Preservation Plan, which has been incorporated by reference herein.

We adopted the Tax Benefits Preservation Plan in an effort to protect stockholder value by attempting to protect against a possible limitation on our ability to use our net operating loss carryforwards (the “NOLs”) to reduce potential future federal income tax obligations. We have experienced and continue to experience substantial operating losses, and under the Internal Revenue Code and rules promulgated by the Internal Revenue Service, we may “carry forward” these losses in certain circumstances to offset any current and future earnings and thus reduce our federal income tax liability, subject to certain requirements and restrictions. To the extent that the NOLs do not otherwise become limited, we believe that we will be able to carry forward a significant amount of NOLs, and therefore these NOLs could be a substantial asset to us. However, if we experience an “Ownership Change,” as defined in Section 382 of the Internal Revenue Code, our ability to use the NOLs will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of that asset.

The Tax Benefits Preservation Plan is intended to act as a deterrent to any person or group acquiring 4.9% or more of our outstanding common stock (an “Acquiring Person”) without our approval. Stockholders who owned 4.9% or more of our outstanding common stock as of the close of business on March 16, 2010 will not trigger the Tax Benefits Preservation Plan so long as they do not (i) acquire any additional shares of common stock or (ii) fall under 4.9% ownership of common stock and then re-acquire 4.9% or more of the common stock. The Tax Benefits Preservation Plan does not exempt any future acquisitions of common stock by such persons. Any rights held by an Acquiring Person are null and void and may not be exercised. We may, in our sole discretion, exempt any person or group from being deemed an Acquiring Person for purposes of the Tax Benefits Preservation Plan.

The Preferred Stock Purchase Rights. We authorized the issuance of one preferred stock purchase right per each outstanding share of our common stock payable to our stockholders of record as of March 16, 2010. Subject to the terms, provisions and conditions of the Tax Benefits Preservation Plan, if the preferred stock purchase rights become exercisable, each preferred stock purchase right would initially represent the right to purchase from us one one-thousandth of a share of our Series 2010 Junior Participating Preferred Stock (“Series 2010 Preferred Stock”) for a purchase price of $7.00 (the “Purchase Price”). If issued, each fractional share of Series 2010 Junior Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of our common stock. However, prior to exercise, a preferred stock purchase right does not give its holder any rights as a stockholder including, without limitation any dividend, voting or liquidation rights.

Series 2010 Preferred Stock Provisions. Each one one-thousandth of a share of Series 2010 Preferred Stock, if issued: (1) will not be redeemable; (2) will entitle holders to quarterly dividend payments of $0.01 per one one-thousandth of a share of Series 2010 Preferred Stock, or an amount equal to the dividend paid on one share of common stock, whichever is greater, if, as and when declared by our board of directors out of funds legally available therefor; (3) will entitle holders upon liquidation either to receive $1.00 per one one-thousandth of a share of Series 2010 Preferred Stock or an amount equal to the payment made on one share of common stock, whichever is greater; (4) will have the same voting power as one share of common stock; and (5) if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock. The value of one one-thousandth interest in a Preferred Share should approximate the value of one share of common stock.

Exercisability. The preferred stock purchase rights will not be exercisable until the earlier of (i) 10 business days after a public announcement by us that a person or group has become an Acquiring Person and (ii) 10 business days after the commencement of a tender or exchange offer by a person or group for 4.9% of the common stock.

We refer to the date that the preferred stock purchase rights become exercisable as the “Distribution Date.” Until the Distribution Date, our common stock certificates will evidence the preferred stock purchase rights and will contain a notation to that effect. Any transfer of shares of common stock prior to the Distribution Date will constitute a transfer of the associated preferred stock purchase rights. After the Distribution Date, the preferred stock purchase rights may be transferred other than in connection with the transfer of the underlying shares of common stock.

After the Distribution Date, each holder of a preferred stock purchase right, other than preferred stock purchase rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a preferred stock purchase right and payment of the Purchase Price, that number of shares of common stock having a market value at the time of exercise of two times the Purchase Price.

Exchange. After the Distribution Date, we may exchange the preferred stock purchase rights (other than preferred stock purchase rights owned by an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of common stock, or a fractional share of Series 2010 Preferred Stock (or of a share of a similar class or series of our preferred stock having similar rights, preferences and privileges) of equivalent value, per preferred stock purchase right (subject to adjustment).

Expiration. The preferred stock purchase rights and the Tax Benefits Preservation Plan will expire on the earliest of (i) March 16, 2015, (ii) the time at which the preferred stock purchase rights are redeemed pursuant to the Rights Agreement, (iii) the time at which the preferred stock purchase rights are exchanged pursuant to the Rights Agreement, (iv) the repeal of Section 382 of the Code or any successor statute if we determine that the Rights Agreement is no longer necessary for the preservation of NOLs and (v) the beginning of a taxable year in which we determine that no NOLs may be carried forward.

Redemption. At any time prior to the time an Acquiring Person becomes such, we may redeem the preferred stock purchase rights in whole, but not in part, at a price of $0.01 per preferred stock purchase right (the “Redemption Price”). The redemption of the preferred stock purchase rights may be made effective at such time, on such basis and with such conditions as we in our sole discretion may establish. Immediately upon any redemption of the preferred stock purchase rights, the right to exercise the preferred stock purchase rights will terminate and the only right of the holders of preferred stock purchase rights will be to receive the Redemption Price.

Anti-Dilution Provisions. We may adjust the purchase price of the shares of Series 2010 Preferred Stock, the number of shares Series 2010 Preferred Stock issuable and the number of outstanding preferred stock purchase rights to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a stock split or a reclassification of the shares of Series 2010 Preferred Stock or our common stock. No adjustments to the purchase price of less than 1% will be made.

Amendments. Before the Distribution Date, we may amend or supplement the Tax Benefits Preservation Plan without the consent of the holders of the preferred stock purchase rights. After the Distribution Date, we may amend or supplement the Tax Benefits Preservation Plan only to cure an ambiguity, to alter time period provisions, to correct inconsistent provisions, or to make any additional changes to the Tax Benefits Preservation Plan, but only to the extent that those changes do not impair or adversely affect any holder of preferred stock purchase rights.

The preferred stock purchase rights have certain anti-takeover effects. The preferred stock purchase rights will cause substantial dilution to a person or group who attempts to acquire us on terms not approved by us. The preferred stock purchase rights should not interfere with any merger or other business combination approved by us since we may redeem the preferred stock purchase rights at $0.01 per preferred stock purchase right at any time until the date on which a person or group has become an Acquiring Person.

Anti-takeover Effects of Certain Provisions of the Articles of Incorporation and Bylaws

Our articles of incorporation and bylaws provide for the board of directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. The articles of incorporation and bylaws provide that the board of directors will consist of not less than three or more than twelve members, with the exact number to be determined from time to time by the affirmative vote of a majority of directors then in office. The board of directors, and not the stockholders, has the authority to determine the number of directors. This provision could prevent any stockholder from obtaining majority representation on the Abraxas board by enlarging the board of directors and by filling the new directorships with the stockholder’s own nominees. In addition, directors may be removed by the stockholders only for cause.

Our articles of incorporation and bylaws provide that special meetings of our stockholders may be called only by the Chairman of the board, the President or a majority of the members of the board of directors. This provision may make it more difficult for stockholders to take actions opposed by the board of directors.

Our articles of incorporation and bylaws provide that any action required to be taken or which may be taken by holders of our common stock must be effected at a duly called annual or special meeting of such holders, and may not be taken by any written consent of such stockholders. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by the persons set forth above. The provisions of the articles of incorporation and bylaws prohibiting stockholder action by written consent could prevent the holders of a majority of the voting power of Abraxas from using the written consent procedure to take stockholder action and taking action by consent without giving all of our stockholders entitled to vote on a proposed action the opportunity to participate in determining such proposed action.

Anti-Takeover Statutes

Chapter 78 of the Nevada Revised Statutes, which we refer to as the Nevada Law, contains two provisions, described below as “Combination Provisions” and the “Control Share Act,” that may make the unsolicited or hostile attempts to acquire control of a corporation through certain types of transactions more difficult.

Restrictions on Certain Combinations between Nevada Resident Corporations and Interested Stockholders

The Combination Provisions of Sections 78.411 through 78.444, inclusive, of the Nevada Law include provisions prohibiting certain business combinations (generally defined to include certain mergers, disposition of assets transactions, and share issuance or transfer transactions) between a resident domestic corporation and an interested stockholder (generally defined to be the beneficial owner of 10% or more of the voting power of the outstanding shares of the resident domestic corporation or certain of its affiliates) with certain statutory exceptions under the Nevada law. The Combination Provisions apply unless the corporation elects against their application in its original articles of incorporation or an amendment thereto or timely elected against their application in its bylaws no later than October 31, 1991. Our articles of incorporation and bylaws do not currently contain a provision rendering the Combination Provisions inapplicable.

Nevada Control Share Act

Nevada Revised Statutes 78.378 through 78.3793, inclusive, which we refer to as the Control Share Act, imposes procedural hurdles on and curtails greenmail practices of corporate raiders. The Control Share Act temporarily disenfranchises the voting power of control shares of a person or group (“acquiring person”) purchasing a controlling interest in an issuing corporation not opting out of the Control Share Act. In this regard, the Control Share Act will apply to an “issuing corporation” unless, before an acquisition is made, the articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest provide that it is inapplicable. Our articles of incorporation and bylaws do not currently contain a provision rendering the Control Share Act inapplicable.

Under the Control Share Act, an issuing corporation is a corporation organized in Nevada which has 200 or more stockholders, at least 100 of whom are stockholders of record and have addresses in Nevada, and which does business in Nevada directly or through an affiliated company. Our articles of incorporation and bylaws at the time of the occurrence of a transaction governed by the Control Share Act (assuming that our articles of incorporation or bylaws have not theretofore been amended to include an opting out provision) would determine whether the Control Share Act is applicable.

The Control Share Act requires an acquiring person to take certain procedural steps before such acquiring person can obtain the full voting power of the control shares. Control shares are the shares of a corporation (1) acquired or offered to be acquired which will enable the acquiring person to own a controlling interest, and (2) acquired within 90 days immediately preceding that date. A controlling interest is defined as the ownership of outstanding voting shares which would enable the acquiring person to exercise certain threshold amounts (beginning with one-fifth) of all voting power of the corporation. The acquiring person may not vote any control shares without first obtaining approval from the stockholders not characterized as “interested stockholders” (as defined below).

To obtain voting rights in control shares, the acquiring person may deliver a statement at the registered office of the issuer (“Offeror’s Statement”) setting forth certain information about the acquisition or intended acquisition of stock. The Offeror’s Statement may also request a special meeting of stockholders to determine the voting rights to be accorded to the acquiring person. If the acquiring person undertakes to pay the expense of a special meeting, then a special stockholders’ meeting shall be held at the acquiring person’s expense within 30 to 50 days after the Offeror’s Statement is filed. If a special meeting is not requested by the acquiring person, the matter will be addressed at the next regular or special meeting of stockholders.

At the special or annual meeting at which the issue of voting rights of control shares will be addressed, interested stockholders may not vote on the question of granting voting rights to control the corporation or its parent unless the articles of incorporation of the issuing corporation provide otherwise. Our articles of incorporation do not currently contain a provision allowing for such voting power.

If full voting power is granted to the acquiring person by the disinterested stockholders, and the acquiring person has acquired control shares with a majority or more of the voting power, then (unless otherwise provided in the articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest) all stockholders of record, other than the acquiring person, who have not voted in favor of authorizing voting rights for the control shares, must be sent a “dissenter’s notice” advising them of the fact and of their right to receive fair value for their shares pursuant to Sections 92A.300 through 92A.500 of the Nevada Law. Our articles of incorporation and bylaws do not provide otherwise.

The Control Share Act permits a corporation to redeem the control shares in the following two instances, if so provided in the articles of incorporation or bylaws of the corporation in effect on the tenth day following the acquisition of a controlling interest: (1) if the acquiring person fails to deliver the Offeror’s Statement to the corporation within 10 days after the acquiring person’s acquisition of the control shares; or (2) an Offeror’s Statement is delivered, but the control shares are not accorded full voting rights by the stockholders. Our articles of incorporation and bylaws do not address this matter.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt or equity securities. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities.

We may issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as described in the applicable prospectus supplement.

The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include the following:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

•	the price or prices at which the warrants will issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants that may be exercised at any time;

•	information with respect to book-entry procedures, if any; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Further terms of the warrants and the applicable warrant agreement will be set forth in the applicable prospectus supplement. We will file the warrants and any warrant agreement relating to any warrants with the Securities and Exchange Commission, and incorporate them by reference as an exhibit to, or incorporated by reference in, the registration statement of which this prospectus is a part on or before the time we issue any warrants.

DESCRIPTION OF DEPOSITARY SHARES

We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we do, we will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction of a share of a particular series of preferred stock. We will file the depositary receipts and any depositary agreement relating to any depositary shares with the Securities and Exchange Commission, and incorporate them by reference as an exhibit to, or incorporated by reference in, the registration statement of which this prospectus is a part on or before the time we issue any depositary shares.

Description of Depositary Shares

The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us to be the depositary. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in shares of preferred stock underlying that depositary share, to all the rights and preferences of the preferred stock underlying that depositary share.

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be issued to those persons who purchase the fractional interests in the preferred stock underlying the depositary shares, in accordance with the terms of the offering. The following summary of the deposit agreement, the depositary shares and the depositary receipts is not complete. You should refer to the forms of the deposit agreement and depositary receipts that may be filed as exhibits to, or incorporated by reference in, the registration statement in the event we issue depositary shares.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of depositary shares relating to that preferred stock in proportion to the number of depositary shares owned by those holders.

If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

Redemption of Depositary Shares

If a series of preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of the preferred stock. Whenever we redeem shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as determined by the depositary.

After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding, and all rights of the holders of those depositary shares will cease, except the right to receive any money, securities, or other property upon surrender to the depositary of the depositary receipts evidencing those depositary shares.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary shares underlying that preferred stock. Each record holder of those depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock underlying that holder’s depositary shares. The depositary will try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent it does not receive specific instructions from the holders of depositary shares underlying the preferred stock.

Amendment and Termination of the Depositary Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended at any time by agreement between us and the depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us or by the depositary only if (i) all outstanding depositary shares have been redeemed or (ii) there has been a final distribution of the underlying preferred stock in connection with our liquidation, dissolution or winding up and the preferred stock has been distributed to the holders of depositary receipts.

Charges of Bank Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the bank depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the depositary agreement to be payable by such holders.

Withdrawal of Preferred Stock

Except as may be provided otherwise in the applicable prospectus supplement, upon surrender of depositary receipts at the principal office of the bank depositary, subject to the terms of the depositary agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the bank depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the depositary agreement or receive depositary receipts evidencing depositary shares therefor.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering a notice to us of its election to do so. We may remove the depositary at any time. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of its appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal.

Miscellaneous

The depositary will forward to holders of depository receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock.

Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to the performance in good faith of our respective duties under the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

DESCRIPTION OF SUBSCRIPTION RIGHTS

We may issue subscription rights to purchase debt securities, preferred stock, common stock or other securities that are being registered hereunder. These subscription rights may be issued independently or together with any other security offered hereby and may or may not be transferable by the stockholder receiving the subscription rights in such offering. In connection with any offering of such subscription rights, we may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any securities remaining unsubscribed for after such offering.

Each series of subscription rights will be issued under a separate subscription rights agreement which we will enter into with a bank or trust company, as subscription rights agent, all as set forth in the applicable prospectus supplement. The subscription rights agent will act solely as our agent in connection with the certificates relating to the subscription rights and will not assume any obligation or relationship of agency or trust with any holders of subscription rights certificates or beneficial owners of subscription rights. We will file the subscription rights agreement and the subscription rights certificates relating to each series of subscription rights with the Securities and Exchange Commission, and incorporate them by reference as an exhibit to, or incorporated by reference in, the registration statement of which this prospectus is a part on or before the time we issue a series of subscription rights.

The applicable prospectus supplement will describe the specific terms of any offering of subscription rights for which this prospectus is being delivered, including the following:

•	the date of determining the stockholders entitled to the subscription rights distribution;

•	the number of subscription rights issued or to be issued to each stockholder;

•	the exercise price payable for each share of debt securities, preferred stock, common stock or other securities upon the exercise of the subscription rights;

•	the number and terms of the shares of debt securities, preferred stock, common stock or other securities which may be purchased per each subscription right;

•	the extent to which the subscription rights are transferable;

•	the date on which the holder’s ability to exercise the subscription rights shall commence, and the date on which the subscription rights shall expire;

•	the extent to which the subscription rights may include an over-subscription privilege with respect to unsubscribed securities;

•	if applicable, the material terms of any standby underwriting or purchase arrangement entered into by us in connection with the offering of such subscription rights; and

•	any other terms of the subscription rights, including the terms, procedures, conditions and limitations relating to the exchange and exercise of the subscription rights.

The description in the applicable prospectus supplement of any subscription rights that we may offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable subscription rights certificate, which will be filed with the Securities and Exchange Commission.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more debt securities, shares of common stock, shares of preferred stock, depositary shares or warrants or any combination of such securities, including guarantees of any securities. We will file the unit certificates and any units agreement relating to any units with the Securities and Exchange Commission, and incorporate them by reference as an exhibit to, or incorporated by reference in, the registration statement of which this prospectus is a part on or before the time we issue any units.

The applicable prospectus supplement will specify the following terms of any units in respect of which this prospectus is being delivered:

•	the terms of the units and of any of the debt securities, common stock, preferred stock, depositary shares, warrants and guarantees comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units;

•	a description of the provisions for the payment, settlement, transfer or exchange of the units;

•	any material United States federal income tax consequences; and

•	how, for United States federal income tax purposes, the purchase price paid for the units is to be allocated among the component securities.

PLAN OF DISTRIBUTION

We may sell securities pursuant to this prospectus (a) through underwriters or dealers, (b) through agents, (c) directly to one or more purchasers, including our affiliates or stockholders in a rights offering or (d) through a combination of any such methods of sale. The prospectus supplement relating to any offering of securities may include the following information:

•	the terms of the offer;

•	the names of any underwriters, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities from us;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions or other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sales Through Underwriters or Dealers

If we use underwriters in the sale, the underwriters will acquire the securities for their own accounts. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. Transactions through brokers or dealers may include block trades in which brokers or dealers will attempt to sell securities as agent but may position and resell as principal to facilitate the transaction or in crosses, in which the same broker or dealer acts as agent on both sides of the trade. Any such dealer may be deemed an underwriter, as such term is defined in the Securities Act of 1933, as amended (the “Securities Act”), of the securities offered and sold. The prospectus supplement will include the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell the securities directly. In this case, no underwriters or agents would be involved. We may sell securities upon the exercise of subscription rights that we may issue to our security holders which may or may not be transferable. In any distribution of subscription rights to our stockholders, if all of the underlying securities are not subscribed for, we may sell the unsubscribed securities directly to third parties or we may engage underwriters, dealers or agents, including standby underwriters, to sell the unsubscribed securities. We may also sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. In addition, sales not covered by this prospectus may also be made pursuant to Rule 144 or another applicable exemption under the Securities Act.

We may sell the securities through agents we designate from time to time. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

“At the Market” Offering

We may from time to time engage a firm to act as our agent for one or more offerings of our securities. We sometimes refer to this agent as our “offering agent.” If we reach an agreement with an offering agent with respect to a specific offering, including the number of securities and any minimum price below which sales may not be made, then the offering agent will try to sell such securities on the agreed terms. The offering agent could make sales in privately negotiated transactions or any other method permitted by law, including sales deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act, including sales made directly on the New York Stock Exchange, or sales made to or through a market maker other than on an exchange. The offering agent will be deemed to be an “underwriter” within the meaning of the Securities Act with respect to any sales effected through an “at the market” offering.

Electronic Auctions

We may also make sales through the Internet or through other electronic means. Since we may from time to time elect to offer securities directly to the public, with or without the involvement of agents, underwriters or dealers, utilizing the Internet (sometimes referred to as the “world wide web”) or other forms of electronic bidding or ordering systems for the pricing and allocation of such securities, you will want to pay particular attention to the description of that system we will provide in a prospectus supplement.

Such electronic system may allow bidders to directly participate, through electronic access to an auction site, by submitting conditional offers to buy that are subject to acceptance by us, and which may directly affect the price or other terms and conditions at which such securities are sold. These bidding or ordering systems may present to each bidder, on a so-called “real-time” basis, relevant information to assist in making a bid, such as the clearing spread at which the offering would be sold, based on the bids submitted, and whether a bidder’s individual bids would be accepted, prorated or rejected. For example, in the case of a debt security, the clearing spread could be indicated as a number of “basis points” above an index treasury note. Of course, many pricing methods can and may also be used. Upon completion of such an electronic auction process, securities will be allocated based on prices bid, terms of bid or other factors. The final offering price at which securities would be sold and the allocation of securities among bidders would be based in whole or in part on the results of the Internet or other electronic bidding process or auction.

Market Making, Stabilization and Other Transactions

Each series of securities offered by this prospectus may be a new issue of securities with no established trading market. Any underwriters to whom securities offered by this prospectus are sold by us for public offering and sale may make a market in the securities offered by this prospectus, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any securities offered by this prospectus.

Representatives of the underwriters through whom our securities are sold for public offering and sale may engage in over-allotment, stabilizing transactions, syndicate short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the offered securities so long as the stabilizing bids do not exceed a specified maximum.

Syndicate covering transactions involve purchases of the offered securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative of the underwriters to reclaim a selling concession from a syndicate member when the offered securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on a national securities exchange and, if commenced, may be discontinued at any time.

General Information

Underwriters, dealers and agents that participate in the distribution of our securities may be underwriters as defined in the Securities Act, and any discounts or commissions they receive and any profit they make on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement. We may indemnify underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act, or make contributions to payments they may be required to make relating to those liabilities. Our underwriters, dealers, and agents, or their affiliates, may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Agents, underwriters and dealers may engage in transactions with, or perform services for, us and our respective subsidiaries in the ordinary course of business.

The place and time of delivery for the securities will be set forth in the accompanying prospectus supplement for such securities.

LEGAL MATTERS

Certain legal matters in connection with the securities offered pursuant to this prospectus will be passed upon by Jackson Walker L.L.P., San Antonio, Texas. Underwriters, dealers and agents, if any, whom we identify in a prospectus supplement, may have their counsel pass upon certain legal matters in connection with the securities offered by this prospectus.

EXPERTS

The financial statements as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 incorporated by reference in this Prospectus have been so incorporated in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The historical reserve information prepared by DeGolyer and MacNaughton included or incorporated by reference in this prospectus has been included herein in reliance upon the authority of such firm as experts with respect to matters contained in such reserve reports.

GLOSSARY OF TERMS

Unless otherwise indicated in this prospectus, gas volumes are stated at the legal pressure base of the State or area in which the reserves are located at 60 degrees Fahrenheit. Gas equivalents are determined using the ratio of six Mcf of gas to one barrel of oil, condensate or NGLs.

The following definitions shall apply to the technical terms used in this prospectus.

Terms used to describe quantities of oil and gas

“Bbl” – barrel or barrels.

“Bcf” – billion cubic feet of gas.

“Bcfe” – billion cubic feet of gas equivalent.

“Boe” – barrels of oil equivalent.

“Boepd” – barrels of oil equivalent per day

“MBbl” – thousand barrels.

“MBoe” – thousand barrels of oil equivalent

“Mcf” – thousand cubic feet of gas.

“Mcfe” – thousand cubic feet of gas equivalent.

“MMBbls” – million barrels.

“MMbtu” – million British Thermal Units.

“MMcf” – million cubic feet of gas.

“MMcfe” – million cubic feet of gas equivalent.

“MMcfepd” – million cubic feet of gas equivalent per day.

“MMcfpd” – million cubic feet of gas per day.

Terms used to describe our interests in wells and acreage

“Developed acreage” means acreage which consists of acres spaced or assignable to productive wells.

“Gross” oil and gas wells or “gross” wells or acres are the number of wells or acres in which we have an interest.

“Net” oil and gas wells or “net” acres are determined by multiplying “gross” wells or acres by our working interest in such wells or acres.

“Productive” well means an exploratory or a development well that is not a dry hole.

“Undeveloped acreage” means leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves.

Terms used to assign a present value to or to classify our reserves

“Proved reserves” or “reserves” means oil and gas, condensate and NGLs on a net revenue interest basis, found to be commercially recoverable.

“Proved undeveloped reserves” includes those proved reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

“PV-10” means estimated future net revenue, discounted at a rate of 10% per annum, before income taxes and with no price or cost escalation or de-escalation in accordance with guidelines promulgated by the SEC.

“Standardized Measure” means estimated future net revenue, discounted at a rate of 10% per annum, after income taxes and with no price or cost escalation, calculated in accordance with Statement of Financial Accounting Standards No. 69 “Disclosures About Oil and Gas Producing Activities.”

Terms used to describe costs

“DD&A” means depletion, depreciation and amortization.

“LOE” means lease operating expenses and production taxes.

Terms used to describe types of wells

“Development well” means a well drilled within the proved area of oil or gas reservoir to the depth of stratigraphic horizon (rock layer or formation) known to be productive for the purpose of extraction of proved oil and gas reserves.

“Dry hole” means an exploratory or development well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil and gas well.

“Exploratory well” means a well drilled to find and produce oil and gas in an unproved area, to find a new reservoir in a field previously found to be producing oil and gas in another reservoir, or to extend a known reservoir.

“Productive wells” mean producing wells and wells capable of production.

“Service well” is a well used for water injection in secondary recovery projects or for the disposal of produced water.

Other terms

“NGL” means natural gas liquid.

“NYMEX” means the New York Mercantile Exchange.

ABRAXAS PETROLEUM CORPORATION

10,000,000 Shares

Common Stock

Stephens Inc.

Canaccord Genuity

Baird

Global Hunter Securities

Johnson Rice & Company L.L.C.

Ladenburg Thalmann

SunTrust Robinson Humphrey

Euro Pacific Capital

KLR Group, LLC

SOCIETE GENERALE

June 18, 2014